Exhibit 99.2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

of

PARAMOUNT ENERGY TRUST

MEETING TO BE HELD AT:

Calgary Petroleum Club

319 – 5 Avenue S.W.

Calgary, Alberta T2P 0L5

in the

McMurray Room

on Thursday, June 18, 2009

at 3:00 p.m. (Calgary Time)

MAY 22, 2009

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT DATED MAY 22, 2009

MEETING INFORMATION

Solicitation of Proxy

This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management (“Management”) of Paramount Energy Operating Corp. (the “Administrator”) for Paramount Energy Trust (“PET” or the “Trust”), for use at the annual general and special meeting and any adjournment of the meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units of the Trust (“Trust Units”) to be held at the time and place and for the purposes set out in the notice of annual general and special meeting of Unitholders (“Notice of Meeting”) accompanying the Circular.

The Notice of Meeting and Circular are accompanied by an instrument of proxy (“Instrument of Proxy”). The Instrument of Proxy is solicited by Management. The solicitation will be made primarily by mail but also may be made in person, by telephone or via the internet by Management who will not be remunerated for such solicitations. The cost of solicitation by Management will be paid by PET.

Record Date

The Unitholders of record at the close of business on May 4, 2009 (the “Record Date”) are entitled to receive notice of and to attend the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot at the Meeting.

Appointment of Proxy

The persons named in the Instrument of Proxy are directors of the board (the “Board” or “Board of Directors”) of the Administrator. If a Unitholder wishes to appoint some other person (who need not be a Unitholder) to represent the Unitholder at the Meeting, a Unitholder may do so by striking out the designated names and inserting such person’s name in the blank space provided in the enclosed Instrument of Proxy or by completing another proper instrument of proxy. Beneficial Unitholders (defined below) who wish to appear in person and vote at the Meeting must arrange to have themselves appointed as proxy by inserting their name in the blank space provided on the Instrument of Proxy. Unitholders must deliver the completed proxy to PET’s transfer agent, Computershare Trust Company of Canada (“Computershare” or the “Trustee”) at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, in the enclosed self-addressed envelope, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting.

Revocation of Appointment

A Unitholder who has signed and returned the enclosed Instrument of Proxy may revoke it (a) by signing a proxy bearing a later date and delivering same to PET’s transfer agent, Computershare at the above address at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by written notice of revocation and delivering it to the Chair of the Meeting, or (c) by attending and voting at the Meeting.

Voting of Proxy

The Trust Units represented by the Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot that may be called for. If the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units will be voted accordingly. If a choice is not specified, the person designated by Management in the accompanying Instrument of Proxy will vote the Trust Units represented by the Instrument of Proxy in favour of each matter identified.

Exercise of Discretion by Proxy

The enclosed Instrument of Proxy confers discretionary authority upon the persons named in the Instrument of Proxy with respect to amendments or variations to matters identified in the Notice of Meeting and to any other matters which may properly come before the Meeting. At the time of printing of this Circular, Management knows of no such amendment, variation or matter to come before the Meeting other than the matters referred to in the enclosed Notice of Meeting. If other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed Instrument of Proxy to vote such proxy in their best judgment.

Notice to Beneficial Holders of Trust Units

The information in this section is of significant importance to many Unitholders as a substantial number of Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this Circular as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records. Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). PET does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. In the United States, Trust Units are often registered under the name of CEDE & Co. (the registration name for The Depository Trust and Clearing Corporation, which acts as nominee for many U.S. brokerage firms). Trust Units held by brokers or their nominees can only be voted upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker/nominee is prohibited from voting Trust Units for its clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions. These instructions should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“Voting Instruction Form”) in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.

Trust Units

As at May 4, 2009, 112,967,783 Trust Units were issued and outstanding. Unitholders of record at the close of business on the Record Date are entitled to receive notice of and to attend the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot at the Meeting. No person acquiring Trust Units after the Record Date shall be entitled to vote those Trust Units at the Meeting. When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit. If, however, more than one of them shall be present at the Meeting, in person or by proxy, and such joint owners disagree as to any vote to be cast, the joint owner whose name appears first in the register of Unitholders maintained by the transfer agent of PET shall be entitled to cast the vote in person or by proxy.

Principal Holder of Trust Units

To the best of the knowledge of the directors and executive officers of the Administrator as at May 4, 2009, the only person or corporation who beneficially owns, or controls or directs, directly or indirectly Trust Units carrying more than ten percent (10%) of the voting rights attached to all of the issued and outstanding Trust Units is:

Name	Type of Ownership/Control	Number of Trust Units Held	Percentage of Outstanding Trust Units
Clayton H. Riddell	Beneficial Ownership, Control, or Direction	26,052,108	23.1%

The information as to Trust Units beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of PET, has been derived from sources available to PET.

MATTERS TO BE CONSIDERED AT THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of PET for the year ended December 31, 2008, together with the auditor’s report on those statements, have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and have been mailed to PET’s registered Unitholders and to beneficial Unitholders who have requested such materials. The annual consolidated financial statements will be presented at the Meeting.

Reappointment of Computershare as Trustee of PET

The trust indenture establishing PET (the “Trust Indenture”) provides for annual meetings of Unitholders. The business transacted at an annual meeting shall include the appointment or reappointment of a successor to the trustee of PET. The Unitholders will consider an ordinary resolution to reappoint Computershare as trustee of PET to hold office until the end of the next annual meeting. Computershare has been trustee of the Trust since its formation on June 28, 2002.

UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, INTEND TO VOTE PROXIES IN FAVOUR OF REAPPOINTING COMPUTERSHARE AS TRUSTEE OF THE TRUST.

Instructions to Trustee as to fixing the number of and electing directors of the Administrator

The business transacted at an annual meeting shall include the authorization and direction of the passing of a resolution of PET, in its capacity as the sole shareholder of the Administrator, for the election of the directors of the Administrator. The Unitholders will consider an ordinary resolution to authorize and direct the Trustee, on behalf of PET, to pass a resolution fixing the number of directors of the Administrator at eight (8) and to pass a resolution electing the directors of the Administrator.

Each director of the Administrator elected by the Trustee as directed by the Unitholders will hold office until the next annual meeting of the Administrator or until his or her successor is duly elected or appointed.

The information set out in the table below is based on the Administrator’s records and on information received by the Administrator from the persons set out below. The chart contains information about each of the persons proposed to be elected by the Trustee as a director of the Administrator.

CLAYTON H. RIDDELL(3)

B.Sc. (Honours)

Calgary, Alberta, Canada

Age: 71

Director since June 2002

Non-Independent Director

Ownership:

Trust Units: 26,052,108(1)(2)

Value at Dec.31/08: $131,563,145.40(6)

Incentive Rights: 362,500

Bonus Rights: Nil

Mr. Riddell has been the chairman of the Board and chief executive officer of Paramount Resources Ltd. (“PRL”) since 1978. Until June 2002 he was also the President. He is currently executive chairman of the Board of the Administrator and prior thereto was the Chairman and Chief Executive Officer of the Administrator. He graduated from the University of Manitoba with a Bachelor of Science (Honours) Degree in Geology and is currently a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Association of Petroleum Producers, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists.

Board and Committee Participation	Meetings Attended During Fiscal 2008
Board of Directors(5) (Chairman)	13 of 13 100%

Other Public Board Directorships	Other Public Board Committee Memberships
Paramount Resources Ltd. (Chairman) Newalta Inc. MGM Energy Corp. Trilogy Energy Trust (Chairman)	Nil

SUSAN L. RIDDELL ROSE

B.Sc.

Calgary, Alberta, Canada

Age: 44

Director since June 2002

Non-Independent Director

Ownership:

Trust Units: 969,692

Value at Dec.31/08: $4,896,944.60

Incentive Rights: 975,000

Bonus Rights: 43,700

Susan L. Riddell Rose graduated from Queen’s University at Kingston, Ontario in 1986 with a Bachelor of Applied Science in Geological Engineering. Ms. Riddell Rose has been the President and Chief Executive Officer of the Administrator since May 9, 2005. Prior to that time she was the President and Chief Operating Officer of the Administrator. Prior thereto she was the Chief Operating Officer for PRL and a geological engineer with Shell Canada Limited. She has been a director of Paramount Resources Ltd. since 2000. She is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists and has served as a governor for the Canadian Association of Petroleum Producers.

Board and Committee Participation	Meetings Attended During Fiscal 2008
Board of Directors(5) Environmental, Health & Safety Committee	13 of 13 100% 2 of 2 100%

Other Public Board Directorships	Other Public Board Committee Memberships
Paramount Resources Ltd.	Nil

KAREN A. GENOWAY

P. Land, ICD.D

Calgary, Alberta, Canada

Age: 53

Director since June 2002

Independent Director

Ownership:

Trust Units: 29,442

Value at Dec.31/08: $148,682.10

Incentive Rights: 55,000

Bonus Rights: Nil

Karen Genoway is a professional landman with over 28 years experience in the oil and natural gas industry. Currently, she is the Vice President, Land for the private company Onyx 2006 Inc. From February 2001 she was Vice President of Request Management Inc., manager of Request Income Trust until its acquisition by Pulse Data Inc. in January 2002. Ms. Genoway was with the Enerplus Group of Companies where she held the positions of Senior Vice President (1997 to 2000), Vice President Land (1989 to 1997) and Land Manager (1987 to 1989). Ms Genoway is a graduate of the ICD Corporate Governance College, Directors Education Program, February 2006 and received her accreditation from the Institute of Corporate Directors, Institute-Certified Director, ICD.D, April 2006.

Board and Committee Participation	Meetings Attended During Fiscal 2008
Board of Directors(5) Compensation Committee Corporate Governance Committee Reserves Committee	12 of 13 92.3% 2 of 2 100% 2 of 2 100% 3 of 3 100%

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

RANDALL E. JOHNSON

B. Sc., MBA

Calgary, Alberta, Canada

Age: 53

Director since June 2006

Independent Director

Ownership:

Trust Units: 6,339

Value at Dec.31/08: $32,011.95

Incentive Rights: 70,000

Bonus Rights: Nil

Mr. Johnson has been an independent businessman since 2005. Prior to that he was Managing Director of the Bank of Montreal’s Corporate Banking group from 1996 to 2005, having been with the Bank of Montreal since 1984. Mr. Johnson has served on the Board of Directors of Atlas Energy Ltd. (May 2005 to December 2006) and Dual Exploration Inc. (June 2005 to November 2006). Since January 2007 Mr. Johnson has also been a director of Magellan Resources Ltd., a privately held oil and gas company.

Board and Committee Participation	Meetings Attended During Fiscal 2008
Board of Directors(5) Compensation Committee (Chair) Corporate Governance Committee Audit Committee	13 of 13 100% 2 of 2 100% 2 of 2 100% 4 of 4 100%

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

DONALD J. NELSON

B. Sc. (Honors)

Calgary, Alberta, Canada

Age: 60

Director since June 2002

Independent Director

Ownership:

Trust Units: 42,943

Value at Dec.31/08: $216,862.15

Incentive Rights: 55,000

Bonus Rights: Nil

Mr. Nelson is President of Fairway Resources Inc., an oil and gas consulting firm. Fairway Resources Inc. was retained as consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005. During this time Mr. Nelson was acting Senior Vice President and Chief Operating Officer of Hawker Resources Inc. Prior to his current occupation, Mr. Nelson held the consecutive positions of Vice President, Operations and President and Director with Summit Resources Limited from July 1996 to June 2002. He is an active member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and of the Society of Petroleum Engineers.

Board and Committee Participation	Meetings Attended During Fiscal 2008
Board of Directors(5) Reserves Committee (Chair) Environmental, Health & Safety Committee (Chair)	13 of 13 100% 3 of 3 100% 2 of 2 100%

Other Public Board Directorships	Other Public Board Committee Memberships
Culane Energy Inc. Ember Resources Inc. Keyera Energy	Audit and Reserves Committee, Compensation Committee Reserves Committee, EH&S Committee HS&E Committee

HOWARD R. WARD

B. A., LL.B.

Calgary, Alberta, Canada

Age: 63

Director since June 2002

Independent Director

Ownership:

Trust Units: 58,876

Value at Dec.31/08: $297,323.80

Incentive Rights: 55,000

Bonus Rights: Nil

Mr. Ward has been a partner with International Energy Counsel LLP, a law firm, since December 2002. Prior thereto, Mr. Ward was counsel with the law firm McCarthy Tétrault LLP from June 2002 to December 2002. Prior to that, he was counsel with Donahue and Partners LLP and, for more than 22 years, partner with Burstall Ward, Barristers and Solicitors. He has been a member of the Law Society of Alberta since 1975. He also has served as a director of the following publicly traded entities: Blue Sky Resources Ltd. (July 1999 to July 2000); Cabre Exploration Ltd. (June 1981 to December 2000); Jet Energy Corp. (August 1995 to November 1999); and Tuscany Resources Ltd.,(October 1997 to October 2001).

Board and Committee Participation	Meetings Attended During Fiscal 2008
Board of Directors(5) Corporate Governance Committee (Chair) Compensation Committee Environmental, Health & Safety Committee	13 of 13 100% 2 of 2 100% 1 of 2 50% 2 of 2 100%

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

JOHN W. (Jack) PELTIER

B. Sc., MBA

Calgary, Alberta, Canada

Age: 69

Director since June 2002

Independent Director

Ownership:

Trust Units: 71,418

Value at Dec.31/08: $360,660.90

Incentive Rights: 55,000

Bonus Rights: Nil

Since 1978, Mr. Peltier has been the President of Ipperwash Resources Ltd., a private investment company. Mr. Peltier is currently a director of Bow Valley Energy Ltd., a position he has held since May 2005 and previously from 1996 through February 2002. He was Chairman of the Board of Trustees of Request Income Trust (March 2001 to January 2002); director and then Chairman of the Board of EnerMark Inc. and concurrently of the Board of Trustees of EnerMark Income Fund (1986 to June 2001); director of Enerplus Resources Corporation and concurrently a member of the Board of Trustees of Enerplus Resources Fund (May 2000 to June 2001); and director of Thunder Energy Ltd. (and Thunder Energy Trust) (October 1995 to May 2006). Mr. Peltier has also been a director of the following public corporations: Courage Energy Inc. (November 2000 to July 2001) and Manhattan Resources Ltd. (October 2001 to January 2003).

Board and Committee Participation	Meetings Attended During Fiscal 2008
Board of Directors(5) Audit Committee Reserves Committee Environment, Health & Safety Committee	12 of 13 92.3% 3 of 4 75% 3 of 3 100% 2 of 2 100%

Other Public Board Directorships	Other Public Board Committee Memberships
Masters Energy Inc. Bow Valley Energy Ltd.	Audit Committee, Compensation Committee Audit Committee, Reserves Committee, Nominating Committee

ROBERT A. MAITLAND(4)

B.Com, C.A., ICD.D

Calgary, Alberta, Canada

Age: 56

Director since February 2008

Independent Director

Ownership:

Trust Units: 225,000

Value at Dec.31/08: $1,136,250.00

Incentive Rights: 31,250

Bonus Rights: Nil

Mr. Maitland is a Chartered Accountant with over 30 years of senior business experience, primarily in the oil and gas industry. Mr. Maitland was most recently the Vice President Finance and Chief Financial Officer of Fairquest Energy Ltd. (June 2005 to June 2007) and Fairborne Energy Ltd. (May 2002 to May 2005). He has also been the Vice President and Chief Financial Officer for Canadian Midstream Services Ltd. (April 1999 to May 2001), Summit Resources Ltd., Omega Hydrocarbons Ltd., Shiningbank Energy Income Fund, Post Energy Ltd., and Pan East Petroleum Corp. He presently serves on the board of directors of Developmental Disabilities Resources Centre and several other private companies.

Board and Committee Participation	Meetings Attended During Fiscal 2008
Board of Directors(5) Audit Committee (Chair) Corporate Governance Committee Compensation Committee	11 of 13(7) 84.6% 4 of 4 100% 2 of 2 100% 2 of 2 100%

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil
1.	All voting security ownership is to the best of the knowledge of the directors and executive officers of the Administrator as at May 4, 2009. Includes Trust Units beneficially owned, or controlled or directed, directly or indirectly.
2.	Mr. Riddell holds 357,312 Trust Units directly. Most of Mr. Riddell’s indirect ownership of Trust Units is held through Dreamworks Investment Holdings Ltd., which holds 21,356,976 and Treherne Resources Ltd., which holds 1,700,000. Mr. Riddell exercises control and direction over Dreamworks Investment Holdings Ltd. and Treherne Resources Ltd. A further 473,620 Trust Units are held by Mr. Riddell’s spouse. A further 2,164,200 Trust Units are held by the Riddell Family Charitable Foundation.
3.

Mr. Riddell is a director and executive officer of PRL. From 1992 to 2008, PRL was the general partner of T.T.Y. Paramount Partnership No.5 (“TTY”), a limited partnership, which was an unlisted reporting issuer in certain provinces of Canada. TTY was established in 1980 to conduct oil and gas exploration and development activities, but had not carried on operations since 1984 and currently had only nominal assets. A cease trade order against TTY was issued by the Quebec Securities Commission in 1999 for failing to file the June 30, 1998 interim financial statements in Quebec. The cease trade order was revoked on April 9, 2008. TTY was dissolved in 2008.

4.	Mr. Maitland was a director of Military International Ltd. which was cease traded on December 11, 2002 for failure to file financial statements.
5.	Regular and special Board meetings, including the Board Strategic Planning Session and the Annual General Meeting
6.	Trust Unit value is based on the closing price of PET’s Trust Units on December 31, 2008, which was $5.05 per Trust Unit.
7.	Mr. Maitland was appointed a director on February 7, 2008 and began attending Board meetings in March of 2008.

UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE SUCH PROXIES TO AUTHORIZE AND DIRECT THE TRUSTEE, ON BEHALF OF THE TRUST, TO PASS A RESOLUTION FIXING THE NUMBER OF DIRECTORS OF THE ADMINISTRATOR AT EIGHT (8) AND TO PASS A RESOLUTION ELECTING AS DIRECTORS OF THE ADMINISTRATOR FOR THE ENSUING YEAR THE PERSONS SET OUT IN THE TABLE ABOVE. IT IS NOT CONTEMPLATED THAT ANY OF SUCH PERSONS WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF SUCH PERSONS DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY, IF NAMED AS PROXY, RESERVE THE RIGHT TO DIRECT THE TRUSTEE TO VOTE THE TRUST UNITS OF THE ADMINISTRATOR IN FAVOUR OF THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR OF THE ADMINISTRATOR IN THEIR SOLE DISCRETION UNLESS THE UNITHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER TRUST UNITS ARE TO BE WITHHELD FROM SUCH VOTE.

Appointment of Auditors

The business transacted at an annual meeting shall include the appointment of auditors of PET. The Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors to hold office until the next annual meeting of Unitholders and to authorize the directors of the Administrator to fix KPMG LLP’s remuneration. KPMG LLP has been the auditor of PET since its formation on June 28, 2002.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to PET. Certain information regarding the Administrator’s Audit Committee, including fees paid to PET’s auditors in the last two fiscal years that is required to be disclosed in accordance with Multilateral Instrument 52-110 Audit Committees, will be contained in the Trust’s annual information form for the year ended December 31, 2008, an electronic copy of which is available on SEDAR at www.sedar.com. Additionally, certain information regarding the Audit Committee is contained in this Circular under the heading “CORPORATE GOVERNANCE GUIDELINES”.

UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE IN FAVOUR OF APPOINTING KPMG LLP AS AUDITOR OF PET AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR’S REMUNERATION.

Re-approval of the Unit Incentive Plan and Grant of All Unallocated Rights Under the Plan and Approval and Ratification of Amendments Thereto

PET’s unit incentive plan (the “Unit Incentive Plan”) is briefly described below under the heading “STATEMENT OF EXECUTIVE COMPENSATION – INCENTIVES PLAN AWARDS”. This description of the Unit Incentive Plan is qualified in its entirety by the complete text of the Unit Incentive Plan, as amended, which is attached hereto as Appendix “A” hereto.

Re-approval of the Unit Incentive Plan and Grant of All Unallocated Rights under the Plan.    On May 11, 2006, the Unitholders voted in favour of the amendment and restatement of the Unit Incentive Plan. Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated options, rights or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders. As the Unit Incentive Plan is considered to be a security based compensation arrangement and as the maximum number of Units issuable pursuant to the Unit Incentive Plan is not a fixed number, approval is being sought at the Meeting to re-approve the Unit Incentive Plan and grant of all unallocated rights under the Unit Incentive Plan. If approval is obtained at the Meeting, PET will not be required to seek further approval of the Unit Incentive Plan and grant of unallocated rights under the Unit Incentive Plan until June 18, 2012. If approval is not obtained at the Meeting, Incentive Rights which are outstanding as of May 11, 2009 will be unaffected; however, Incentive Rights which have not been allocated as of May 11, 2009 and Incentive Rights which are outstanding as of May 11, 2009 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of Incentive Rights under the Unit Incentive Plan.

Approval and Ratification of Amendments to the Unit Incentive Plan.    The Board has unanimously approved, subject to regulatory and shareholder approval, amendments to the Unit Incentive Plan (the “Proposed Amendments”) as set forth below.

The Proposed Amendments are intended to enhance and clarify certain aspects of the Unit Incentive Plan, namely, the Proposed Amendments include (i) a new provision, as set forth below, providing for extension of the exercise period of an Incentive Right during a self imposed “Blackout Period” for a maximum of 10 business days following the end of such Blackout Period and (ii) a modified provision, as set forth below, to primarily clarify that in the event there is a conversion of PET to a corporation, the Administrator can make certain adjustments pertaining to the Incentive Rights and Unit Incentive Plan.

Specifically, the Proposed Amendments are as follows:

(a)	by inserting a new section 7 as follows:

7.

Blackout Periods.    For the purpose of this paragraph 7 hereof, “Blackout Period” means the period during which the relevant Service Provider is prohibited from exercising an Incentive Right due to trading restrictions imposed by PET in accordance with its trading policies affecting trades by directors, officers and employees in the securities of PET. If the Expiry Date for an Incentive Right occurs during a Blackout Period applicable to the relevant Service Provider, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Service Provider, then the Expiry Date for that Incentive Right shall be the date that is the 10th business day after the expiry date of the Blackout Period (the “Blackout Expiry Date”). This paragraph applies to all Incentive Rights outstanding under this Plan.

(b)	by deleting section 12 and replacing it with the following:

13.	Adjustments. In the event of any change, subdivision, consolidation or reclassification of the Units or in respect of the affairs of PET, or other relevant changes in the Units, including the conversion of PET to a corporation, or in the economic environment in which the Units are traded, the Administrator shall make such adjustments or changes as it sees fit to the number of Incentive Rights and to the number of Units available for purchase upon the exercise of an Incentive Right and to the Exercise Price and shall effect such other changes, amendments or adjustments to the Plan as may be required or desirable in light of such changes in the Units or its affairs, all with a view to maintaining the overall rights and benefits of the holders of Incentive Rights as nearly as may be practicable in the circumstances.

With the exception of these amendments, the terms of the Unit Incentive Plan are unamended.

The TSX has reviewed and approved the proposed amendments to the Unit Incentive Plan. In accordance with the rules of the TSX, in order to be effective the resolution must be passed by the affirmative vote of the majority of the votes cast at the Meeting with respect to such resolution.

The Board has determined that the re-approval of the Unit Incentive Plan and grant of all unallocated rights under the plan and approval and ratification of certain amendments thereto described above are in the best interests of PET. The Board recommends that Unitholders vote in favour of the adoption of the following resolutions. In the absence of contrary directions, the Management designees intend to vote proxies in the accompanying form in favour of the following resolutions.

The text of the ordinary resolutions which management intends to place before the Meeting is as follows:

“BE IT HEREBY RESOLVED as an ordinary resolution of the Unitholders that:

1.	the amendments made to the Unit Incentive Plan on the terms described in the Management Information Circular and Proxy Statement dated May 22, 2009 are hereby ratified, confirmed and approved;

2.	the Unit Incentive Plan, in the amended form attached as Appendix “A” to the Management Information Circular and Proxy Statement of PET dated May 22, 2009, be and is hereby approved as unit incentive plan of PET;

3.	the unallocated rights permitted under the Unit Incentive Plan are hereby approved and confirmed until June 18, 2012;

4.	all issued and outstanding incentive rights previously granted are continued under the Unit Incentive Plan and are hereby ratified, confirmed and approved;

5.	the unitholders of PET hereby expressly authorize the board of directors to revoke this resolution before it is acted upon without requiring further approval of the unitholders in that regard; and

6.	any one or more director or officer of the Administrator is authorized and directed, on behalf of PET, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.”

Re-approval of the Bonus Rights Plan and Grant of All Unallocated Rights Under the Plan and Approval and Ratification of Amendments Thereto

PET’s bonus rights plan (the “Bonus Rights Plan”) is briefly described below under the heading “STATEMENT OF EXECUTIVE COMPENSATION – INCENTIVE PLAN AWARDS”. This description of the Bonus Rights Plan is qualified in its entirety by the complete text of the Bonus Rights Plan, as amended, which is attached hereto as Appendix “B” hereto.

Re-approval of the Bonus Rights Plan and Grant of All Unallocated Rights Under the Plan.    On May 11, 2006, the Unitholders voted in favour of the amendment and restatement of the Bonus Rights Plan. Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated options, rights or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders. As the Bonus Rights Plan is considered to be a security based compensation arrangement and as the maximum number of Rights issuable pursuant to the Bonus Rights Plan is not a fixed number, approval is being sought at the Meeting to re-approve the Bonus Rights Plan and grant of all unallocated rights under the Bonus Rights Plan. If approval is obtained at the Meeting, PET will not be required to seek further approval of the Bonus Rights Plan and grant of unallocated rights under the Bonus Rights Plan until June 18, 2012. If approval is not obtained at the Meeting, Bonus Rights which are outstanding as of May 11, 2009 will be unaffected; however, Bonus Rights which have not been allocated as of May 11, 2009 and Bonus Rights which are outstanding as of May 11, 2009 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of Bonus Rights under the Bonus Rights Plan.

Approval and Ratification of Amendments to the Bonus Rights Plan.    The Board has unanimously approved, subject to regulatory and shareholder approval, amendments to the Bonus Rights Plan (the “Proposed Amendments”) as set forth below. The Proposed Amendments are intended to enhance and clarify certain aspects of the Bonus Rights Plan, namely, the Proposed Amendments include (i) a modified provision, as set forth below, to clarify that directors are able to participate in the Bonus Rights Plan and accordingly be granted Bonus Rights should the Trust determine it appropriate, (ii) a new provision, as set forth below, providing for extension of the exercise period of a Bonus Right during a self imposed “Blackout Period” for a maximum of 10 business days following the end of such Blackout Period and (iii) a modified provision, as set forth below, to primarily clarify that in the event there is a conversion of PET to a corporation, the Administrator can make certain adjustments pertaining to the Bonus Rights and Bonus Rights Plan.

Specifically, the Proposed Amendments are as follows:

(a)	by deleting the first sentence from section 1 and replacing it with the following:

1.	Purpose. The purpose of the Plan is to provide a combination of short term and long term incentives for directors, officers, employees and direct and indirect service providers (collectively, “Service Providers”) of PET and its subsidiaries and affiliates from time to time as part of a Service Provider’s bonus compensation for services provided during the preceding calendar year (“Service Year”).

(b)	by inserting a new section 7 as follows:

7.

Blackout Periods.    For the purpose of this paragraph 7 hereof, “Blackout Period” means the period during which the relevant Service Provider is prohibited from exercising a Bonus Right due to trading restrictions imposed by PET in accordance with its trading policies affecting trades by directors, officers and employees in the securities of PET. If the Expiry Date for a Bonus Right occurs during a Blackout Period applicable to the relevant Service Provider, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Service Provider, then the Expiry Date for that Bonus Right shall be the date that is the 10th business day after the expiry date of the Blackout Period (the “Blackout Expiry Date”). This paragraph applies to all Bonus Rights outstanding under this Plan.

(c)	by deleting section 12 and replacing it with the following:

13.	Adjustments. In the event of any change, subdivision, consolidation or reclassification of the Trust Units or in respect of the affairs of PET, or other relevant changes in the Trust Units, including the conversion of PET to a corporation, or in the economic environment in which the Trust Units are traded, the Administrator shall make such adjustments or changes as it sees fit to the number of Bonus Rights and to the number of Trust Units available for purchase upon the exercise of a Bonus Right and to the Exercise Price and shall effect such other changes, amendments or adjustments to the Plan as may be required or desirable in light of such changes in the Trust Units or its affairs, all with a view to maintaining the overall rights and benefits of the holders of Bonus Rights as nearly as may be practicable in the circumstances.

With the exception of these amendments, the terms of the Bonus Rights Plan are unamended.

The TSX has reviewed and approved the proposed amendments to the Bonus Rights Plan. In accordance with the rules of the TSX, in order to be effective the resolution must be passed by the affirmative vote of the majority of the votes cast at the Meeting with respect to such resolution.

The Board has determined that re-approval of the Bonus Rights Plan and grant of all unallocated rights under the plan and approval and ratification of certain amendments thereto described above are in the best interests of PET. The Board recommends that Unitholders vote in favour of the adoption of the following resolutions. In the absence of contrary directions, the Management designees intend to vote proxies in the accompanying form in favour of these ordinary resolutions.

The text of the ordinary resolutions which management intends to place before the Meeting is as follows:

“BE IT HEREBY RESOLVED as an ordinary resolution of the Unitholders that:

1.	the amendments made to the Bonus Rights Plan on the terms described in the Management Information Circular and Proxy Statement dated May 22, 2009 are hereby ratified, confirmed and approved;

2.	the Bonus Rights Plan, in the amended form attached as Appendix “B” to the Management Information Circular and Proxy Statement of PET dated May 22, 2009, be and is hereby approved as bonus rights plan of PET;

3.	the unallocated rights permitted under the Bonus Rights Plan are hereby approved and confirmed until June 18, 2012;

4.	all issued and outstanding incentive rights previously granted are continued under the Bonus Rights Plan and are hereby ratified, confirmed and approved;

5.	the unitholders of PET hereby expressly authorize the board of directors to revoke this resolution before it is acted upon without requiring further approval of the unitholders in that regard; and

6.	any one or more director or officer of the Administrator is authorized and directed, on behalf of PET, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.”

STATEMENT OF EXECUTIVE COMPENSATION

The following sets forth information concerning the annual and long term compensation for services rendered to PET and its subsidiaries for the financial year of PET ended December 31, 2008 in respect of each of the individuals who were the Named Executive Officers (“NEOs”) as determined in accordance with NI 51-102 and directors. None of the Named Executive Officers that were also directors of the Administrator received any compensation for their services as a director.

Role and Composition of the Compensation Committee.    The Compensation Committee (the “Committee”) is comprised of the following individuals, all of whom are independent directors: Randall Johnson (Chair), Karen Genoway, Howard Ward, and Robert Maitland. The Committee’s mandate is to focus on overall human resource policies and procedures, and to oversee the administration of the Trust’s executive compensation program (see APPENDIX “E” – COMMITTEE CHARTERS). In addition to its other responsibilities, the Committee makes recommendations to the Board of Directors (“Board”) regarding the aggregate corporate compensation for the Trust’s employees, and specifically, regarding the appropriate levels and structures of executive compensation for the President and Chief Executive Officer (“CEO”) and other executive officers of the Trust, including the NEOs which are identified in the Summary Compensation Table below. PET’s CEO is responsible for providing the Committee with data respecting the benchmarking process, performance information, and recommendations, excluding herself, as to executive compensation. These recommendations are based in part on alignment and accountability evaluations for each executive which are undertaken by both the executive and the CEO. This information is considered by the Committee in determining compensation for the executive.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis applies to all executive officers including the NEOs.

Elements, Objectives and Design of Executive Compensation.    Currently, three primary components comprise the compensation program: base salary and benefits, short-term incentives, and long-term incentives. Collectively, these components form a strategy designed to achieve the following objectives:

•	ensure that compensation policies are fair, equitable, and competitive with the rest of the oil and gas industry in Western Canada;

•	ensure the incentive mechanism of renumeration is properly aligned with the interests of Unitholders;

•	review existing management resources to ensure that they are adequate; and

•	attract and retain executives in the organization for the benefit of the Unitholders.

The Trust is strongly committed to a “pay for performance” philosophy and has adopted this throughout the organization. The compensation program and committment enables the Trust to attract, retain and motivate a highly qualified workforce.

Base salary and benefits are intended to attract and retain excellent executives, and reflect an executive’s primary duties and responsibilities. Decisions regarding base salary and benefits are largely independent from decisions regarding short and long term incentives, as it is the Committee’s view that an appropriate base salary and benefits package are core components of competetive compensation.

The short term incentive program is intended to reward executive performance that is above and beyond the expected standard of excellence, while the long term incentive program is designed to ensure that executives are aligned with the interests of the Trust and its Unitholders.

Due to the fact that each element caters to a different compensation goal, decisions regarding each element for the most part remain distinct. However, the Committee considers the cumulative compensation that would be afforded by a combination of each compensation element, and may adjust individual elements so that overall compensation and the proportion of each compensation element is appropriate for a particular executive. Collectively, the three elements form a comprehensive compensation program that remunerates on the basis of both essential and distintive service.

Base Salary And Benefits

The objective of the Trust’s compensation philosophy is that aggregate executive salaries and benefits should be set at competitive levels, relative to individual skill sets, expertise and the Trust’s peer group as compared to the Independent Compensation Surveys (as defined below). For executives who have met or exceeded all of the performance expectations for their roles, base salary is targeted to levels in the top quartile of the peer group’s total annual compensation. This method is used for all salaried employees and is intended to attract and retain top quartile talent, and to ensure pay equity practices are established. As a result of the 2008 compensation review, in December 2008 the Committee recommended and the Board approved increases to the base salaries of the executive officers, including the CEO, which on average resulted in a 4.25% increase in base salary level from 2008. All salary increases were made effective January 1, 2009.

Short Term Incentives

The Trust’s compensation structure includes a short-term incentive plan or annual bonus plan, based on the principle of rewarding relative to the achievement of certain annual objectives. The bonus plan is made up of two components: an individual component and a team component. The individual component of the bonus plan is awarded annually to reward exemplary performance of individuals, based on individual objectives as determined by the executive officers. The Compensation Committee determines the individual bonus pool annually; historically, the individual bonus pool has represented five to 10 percent of the salary pool of all employees. Allocations of individual bonus amounts amongst NEOs are at the discretion of the Committee. The team component of the annual bonus plan is awarded annually and is based on the Trust’s performance relative to its peer group of other oil and gas royalty trusts based on targets and relative performance metrics matrix.

PET’s Board has determined that a portion of the possible bonus compensation payable to senior executives and management should be in the form of Bonus Rights. PET has adopted the “Bonus Rights Plan” which allows for the issuance of rights to acquire Trust Units (“Bonus Rights”) as a bonus for superior performance, providing a combined short and long-term incentive to retain and attract staff. PET’s Board has determined that a portion of the possible bonus compensation payable to executive officers should be in the form of Bonus Rights that vest over time. PET issues Trust Units from treasury upon the exercise of Bonus Rights. See “Incentive Plan Awards”, below.

Long Term Incentives

PET grants Incentive Rights under its Unit Incentive Plan. The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of long-term performance and distributions. Incentive Rights typically vest over a period of four years, which provides incentive and retention for the Trust’s key employees who will contribute to the future success and prosperity of the Trust, thus enhancing the value of the Trust Units for the benefit of all Unitholders. See also “Incentive Plan Awards”, below.

Benchmarking.    The total compensation for the executive officers is reviewed by the Compensation Committee and compared to the total compensation of similar positions of executives in other Canadian conventional oil and gas trusts and exploration and production companies with a view to ensuring that such overall compensation packages are set at competitive levels relative to individual skill sets, expertise and the Trust’s peer group. The Trust reviews comparative compensation data received through participation in annual compensation surveys, conducted by an independent consultant, Mercer Human Resource Consulting Ltd. (“Mercer”), for salary, benefits and other incentive programs derived from peer groups of oil and gas companies and trusts in Canada (“Independent Compensation Surveys”). When determining the appropriate comparison group for benchmarking purposes, the Committee recognizes measures such as market capitalization, production levels, enterprise value, and number of employees. The benchmarking group considered by the Committee was comprised of a number of the Trust’s industry peers, including Arc Energy Trust, Bonterra Energy Income Trust, Crescent Point Energy Trust, Daylight Resources Trust, Enerplus Resources Fund, Trilogy Energy Trust, and Vermilion Energy Trust, amongst others, recognizing that the benchmarking group contained entities that were both larger and smaller than PET.

Performance Goals.    The Committee annually establishes a target compensation level matrix for determining the discretionary distribution of the individual and team component of the bonus relative to the Trust’s total salaries, and for determining what portion of that discretionary bonus distribution should take the form of cash or Bonus Rights. The

Committee also approves a relative performance metrics matrix annually to determine the size of the team component bonus pool, and comparisons are made of the Trust’s corporate targets and performance relative to its peer group. These metrics include various operational and financial targets, including: (a) annual change in debt-adjusted production per Unit; (b) finding and development costs; (c) Unit operating costs; (d) cash flow netback as a percentage of reference price; and (e) total return to Unitholders. The performance metrics are weighted and considered key to measuring the Trust’s fundamental goal of value creation for its Unitholders. The Board has the discretion to adjust the final performance factors when considering other qualitative factors relative to building longer-term value for the Trust’s Unitholders.

Performance Graph

The following graph illustrates changes from December 31, 2003 to December 31, 2008, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Trust Index with all dividends and distributions reinvested.

	2003/12	2004/12	2005/12	2006/12	2007/12	2008/12
Paramount Energy Trust (1)	100	162	262	170	102.04	96
S&P/TSX Composite Total Return Index	100	114	142	167	183	123
S&P/TSX Capped Energy Trust Index	100	131	194	188	194	141
1.	Figures shown incorporate cash distributions and change in Unit price from December 31, 2003 to December 31, 2008.

From December 31, 2003 to December 31, 2008, PET’s Unit price has decreased by 3.7% with a corresponding increase in the S&P/TSX Composite Index of 23.0% and an increase in the S&P/TSX Capped Energy Trust Index of 41.0% During this period, total compensation (excluding unit based compensation) of NEOs increased by 110.0%.

Option-Based Awards

The CEO recommends to the Compensation Committee appropriate option-based awards under the Unit Incentive Plan (Incentive Rights) for executive officers. The Compensation Committee holds an in camera session and determines an appropriate level of Incentive Rights for the CEO. The Compensation Committee then considers the propriety of all Incentive Rights having regard to the Trust’s compensation philosophy and criteria, and determines what recommendation will be made to the Board. Upon receipt of such recommendation, the Board determines whether to approve the granting of Incentive Rights for all executives. The number of Incentive Rights granted by the Board is based on the experience level, contribution potential, and anticipated performance of the individual receiving the Incentive Rights. Previous grants of option-based awards are taken into account when considering new grants. If an amendment to the Unit Incentive Plan is suggested, the Compensation Committee first considers whether such amendment would be appropriate to recommend to the Board; following such a recommendation, the Board as a whole considers whether to approve the potential amendment. See “Long-Term Incentives”, above and “Incentive Plan Awards”, below.

Summary Compensation Table

Outlined below is a summary description of the compensation earned by the NEOs, being the Chief Executive Officer, the Chief Financial Officer and the three other executive officers of PET whose total salary and bonus exceeds $150,000 in the most recently completed financial year.

	Year			Option- based Awards (Unit Incentive Rights) ($)(3)	Non-equity incentive plan compensation ($)
NEO Name and Principal Position		Salary ($)	Share- based Awards (Bonus Rights) ($)(1,2,3)		Annual Incentive Plans (Cash Bonus) ($)	Long- term Incentive plans ($)	Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)
Susan L. Riddell Rose	2008	388,500	145,208	•	118,517	•	N/A	34,838	687,063
President and Chief Executive Officer

Cameron R. Sebastian	2008	266,175	106,250	•	75,250	•	N/A	25,663	473,338
Vice President, Finance and Chief Financial Officer

Roderick P. Warters	2008	266,175	49,583	•	72,667	•	N/A	25,663	414,088
Vice President, Geoscience & New Ventures

Gary C. Jackson	2008	250,425	106,250	•	88,500	•	N/A	24,482	469,657
Vice President, Land, Legal & Acquisitions

Marcello M. Rapini	2008	230,000	134,583	•	91,417	•	N/A	22,950	478,950
Vice President, Marketing

1.	Bonus Rights were awarded in May 2008 and relate to the performance of the Trust in the previous year.
2.	The number of Bonus Rights increase by the amount of any monthly distributions which would accumulate to the executive officer if the Bonus Rights were Trust Units enrolled in PET’s Distribution Reinvestment and Optional Cash Purchase Plan (“DRIP Plan”) during the period held, up to and including the date of delivery of an exercise notice with respect to such Bonus Rights. See “Incentive Plan Awards”, below.
3.	Dollar amounts are based on grant date fair value of the awards.
4.	Includes amounts paid under PET’s employee savings program and parking allowance.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth all Unit Incentive Rights and Bonus Rights awards outstanding for each NEO at December 31, 2008.

Option-based Awards (Unit Incentive Rights)					Share-based Awards (Bonus Rights)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Susan L. Riddell Rose	50,000	4.39	June 10, 2009	33,000	4,953	24,963
	50,000	12.27	June 17, 2010	0	11,634	58,635
	50,000	14.67	Feb. 11, 2014	0
	100,000	11.65	Dec. 7, 2011	0
	50,000	10.07	June 8, 2012	0
	200,000	4.55	Dec. 20, 2012	100,000
Cameron R. Sebastian	25,000	12.27	June 17, 2010	0	741	3,735
	35,000	14.67	Feb. 11, 2014	0	5,708	28,768
	70,000	11.65	Dec. 7, 2011	0
	35,000	10.07	June 8, 2012	0
	150,000	4.55	Dec. 20, 2012	75,000
Roderick P. Warters	140,000	6.55	Sept. 11, 2012	0	3,973	20,023
	40,000	4.55	Dec. 20, 2012	20,000
Gary C. Jackson	25,000	4.39	June 10, 2009	16,500	627	3,160
	25,000	12.27	June 17, 2010	0	8,513	42,906
	35,000	14.67	Feb. 11, 2014	0
	70,000	11.65	Dec. 7, 2011	0
	35,000	10.07	June 8, 2012	0
	150,000	4.55	Dec. 20, 2012	75,000
Marcello M. Rapini	50,000	17.98	Jan. 20, 2011	0	1,122	5,655
	80,000	11.65	Dec. 7, 2011	0	7,230	36,439
	30,000	10.07	June 8, 2012	0
	150,000	4.55	Dec. 20, 2012	75,000

1.	Calculated based on the difference between the market value of the Trust Units at December 31, 2008 ($5.05) and the exercise price.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table reflects the value vested or earned during the year of all Unit Incentive Rights and Bonus Rights awards for each NEO.

Name	Option-based awards (Unit Incentive Rights) Value vested during the year ($)(1)	Share-based awards (Bonus Rights) Value vested during the year ($)(2)	Non-equity incentive plan compensation Value earned during the year ($)
Susan L. Riddell Rose	216,850	135,480	Nil
Cameron R. Sebastian	Nil	80,861	Nil
Roderick P. Warters	Nil	16,570	Nil
Gary C. Jackson	108,425	76,836	Nil
Marcello M. Rapini	Nil	64,090	Nil

1.	Calculated based on the difference between the market price of the Trust Units at exercise and the exercise price.
2.	Calculated based on the number of Bonus Rights multiplied by the market price of the Trust Units at exercise.

Bonus Rights Plan:    PET’s Board has determined that a portion of the possible bonus compensation payable to senior executives and management should be in the form of Bonus Rights. PET has adopted the “Bonus Rights Plan” which allows for the issuance of rights to acquire Trust Units (“Bonus Rights”) as a bonus for superior performance, providing a combined short and long-term incentive to retain and attract staff. PET’s Board has determined that a portion of the possible bonus compensation payable to executive officers should be in the form of Bonus Rights that vest over time. PET issues Trust Units from treasury upon the exercise of Bonus Rights.

At the discretion of the Board, as recommended by the Compensation Committee, the Administrator may issue Bonus Rights to purchase Trust Units at a nominal price of $0.01 per Unit (the “Exercise Price”) on a one for one basis as part of an eligible participant’s annual bonus compensation. The number of Bonus Rights will be increased by the amount of any monthly distributions which would have accumulated as if the Bonus Rights were Trust Units enrolled in the DRIP Plan during the period held up to and including the date of delivery of an exercise notice with respect to such Bonus Rights.

The aggregate maximum number of Trust Units issuable under the Bonus Rights Plan and any other security based compensation plans of the Trust will be a “rolling” maximum equal to ten percent (10%) of the outstanding Trust Units. At December 31, 2008 this maximum number of Trust Units issuable was 11,296,778 Trust Units. Any increase in the issued and outstanding Trust Units will result in an increase in the number of Trust Units available under the Bonus Rights Plan and any exercises of Bonus Rights will make new grants available under the Bonus Rights Plan. As of May 4, 2009, 294,998 Bonus Rights have been issued and will convert to 294,998 Trust Units upon exercise, which number has been reserved for issuance under the Bonus Rights Plan and which represents 0.3 percent of the total outstanding Trust Units. As of May 4, 2009, of the 294,998 Bonus Rights issued, 171,707 had not vested in accordance with their terms.

The Plan is administered by the Administrator and its Board of Directors which from time to time at its sole discretion determines the employees who shall participate under the Bonus Rights Plan, the numbers of Bonus Rights to be granted to such employees and the terms of vesting of such Bonus Rights, if any, provided that:

(a)	the aggregate number of Bonus Rights granted to any one employee under this Plan together with securities granted under any other securities based compensation plans of PET shall not exceed five percent (5%) of the issued and outstanding Trust Units at the date of grant;

(b)	the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Plan together with securities granted under any other securities based compensation plans of PET shall not exceed ten percent (10%) of the issued and outstanding Trust Units at the date of grant; and

(c)	during any one-year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

Bonus Rights granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three (3) years from the date upon which the Bonus Rights were granted (the “Grant Date”). At the expiration of the Exercise Period, any Bonus Rights, which have not been exercised shall expire and become null and void. Bonus Rights will vest on the following schedule: (a) one third will vest on the Grant Date; (b) one third will vest on the first anniversary of the Grant Date; and (c) one third will vest on the second anniversary of the Grant Date.

At the sole discretion of the Administrator, in lieu of the issuance of Bonus Rights, Bonus Rights may be fully satisfied by payment of cash (“Cash Payment”) equal to the value of the exercised Bonus Rights calculated as the number of exercised Bonus Rights multiplied by the weighted average trading price of Trust Units on the TSX for the five trading days immediately preceding the exercise date or a combination of Cash Payment and Trust Units.

In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant under the Plan to the earlier of thirty (30) days and the end of the exercise period, to exercise vested Bonus Rights. Upon termination of an employee for cause, however, the Administrator may, in its sole discretion, determine that all vested Bonus Rights which have not been exercised shall immediately terminate and become null and void. In the case of death, the estate of the holder is entitled from the date of death to the earlier of six (6) months and the end of the

Exercise Period to exercise vested Bonus Rights. Bonus Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void.

Bonus Rights may not be transferred or assigned. There are no provisions in the Plan that allow for PET to provide financial assistance to participants to facilitate the purchase of Trust Units.

In the event that during the Exercise Period of any Bonus Rights granted under the Bonus Rights Plan there is a consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Units, outstanding Bonus Rights shall be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Bonus Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change. Despite such an amendment to the number of Bonus Rights, there will be no adjustment to the Exercise Price.

At the discretion of the Board, vesting provisions of Bonus Rights, if any, may be accelerated and all unexercised Bonus Rights may be exercised upon the effective date of a change of control of PET or its subsidiaries and affiliates. For purposes of this agreement, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to PET or its subsidiaries and affiliates:

(a)	the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of PET or its subsidiaries and affiliates, of Units which in the aggregate total 20 percent or more of the then outstanding issued Trust Units, as the case may be; or

(b)	an Offer, as defined in the Trust Indenture, is made for the acquisition of Units and the Offeror, as defined in such Trust Indenture, has taken up and paid for Units pursuant to the Offer such that the Offeror holds, together with Units already held by the Offeror, in the aggregate 20 percent or more of the then outstanding Units.

Security holder approval is not required under the Bonus Rights Plan for the following amendments: (a) amendments of a housekeeping nature; (b) a change to the vesting provisions of a security or plan; (c) a change to the termination provisions of a Bonus Right granted pursuant to the Plan which does not entail an extension beyond the original expiry date of such Bonus Right; and (d) the amendment of provisions that would subject the holder of Bonus Rights to unfavourable tax treatment under the Income Tax Act (Canada) or other applicable tax laws.

Unit Incentive Plan.    The number of Incentive Rights granted by the Board is based on the experience level, contribution potential, and anticipated performance of the individual receiving the Incentive Rights.

The Unit Incentive Plan is administered by the Board of Directors of the Administrator which shall from time to time at its sole discretion determine the Service Providers (directors, officers, employees and direct and indirect service providers) who shall participate under the Plan, the numbers of Incentive Rights to be granted to such Service Providers and the terms of vesting of such Incentive Rights, if any; provided, however, that:

(a)	the aggregate number of Incentive Rights granted to any one Service Provider under the Unit Incentive Plan together with any securities granted under any other securities based compensation plans of PET shall not exceed five percent (5%) of the issued and outstanding Trust Units of PET at the date of grant;

(b)	the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Unit Incentive Plan together with any securities granted under any other securities compensation plans of PET shall not exceed ten percent (10%) of the issued and outstanding Trust Units of PET at the date of grant; and

(c)	during any one year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

The grant price per Incentive Right granted hereunder (the “Grant Price”) shall be equal to the Trust Unit closing price of the Trust Units traded through the facilities of the TSX on the trading day immediately preceding the Grant Date. In the event the Trust Units are not traded through the facilities of the TSX, the Grant Price shall be equal to the per Trust Unit closing price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date. In the event the Trust Units are not traded on any stock exchange, the Grant Price shall be equal to an amount determined by the Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Administrator indicating a valuation of the Trust Units.

Subject to the terms of the Unit Incentive Plan, Incentive Rights granted under the Plan may be exercised during a period (the “Exercise Period”) not exceeding 10 years from the date upon which the Incentive Rights were granted, subject to such terms of vesting as the Administrator may determine, and at the expiration of the Exercise Period, any Incentive Rights which have not been exercised shall expire and become null and void.

Incentive Rights under the Unit Incentive Plan may not be transferred or assigned. There are no provisions in the Plan that allow for PET to provide financial assistance to participants to facilitate the purchase of Trust Units.

Incentive Rights are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of sixty (60) days and the end of the exercise period to exercise vested Incentive Rights. The holder may exercise such Incentive Rights at the Exercise Price in effect at the time the holder ceased to be an eligible participant. Upon the termination of an employee for cause, however, the Administrator may, in its sole discretion, determine that all vested Incentive Rights, which have not been exercised, shall immediately terminate and become null and void. In the case of death, the estate of the holder is entitled from the date of death to the earlier of six (6) months and the end of the exercise period to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void.

PET’s Unit Incentive Plan provides for a “rolling” ten percent (10%) maximum of Trust Units issuable in aggregate under each of PET’s securities based compensation plans. At December 31, 2008 this maximum number of Trust Units issuable was 11,296,778 Trust Units. The Unit Incentive Plan contains provisions for adjustments to the number of Trust Units issuable under the plan and the Exercise Price of the Trust Units in the event of a subdivision, consolidation, reclassification or change to the Trust Units. At the discretion of the Board, the Unit Incentive Plan provides for accelerated vesting of Incentive Rights if there is a change of control of PET, Paramount Operating Trust or the Administrator. As of May 4, 2009, 9,880,875 Incentive Rights have been issued and will convert to 9,880,875 Trust Units upon exercise, which number has been reserved for issuance under the Unit Incentive Plan and which represents 8.7 percent of the total outstanding Trust Units. As of May 4, 2009 of the 9,880,875 Incentive Rights issued, 6,665,000 had not vested in accordance with their terms.

Security holder approval is not required under the Unit Incentive Plan for the following amendments: (a) amendments of a housekeeping nature; (b) a change to the vesting provisions of a security or plan; (c) a change to the termination provisions of an Incentive Right granted pursuant to the Plan which does not entail an extension beyond the original expiry date of such Incentive Right; and (d) the amendment of provisions that would subject the holder of Incentive Rights to unfavourable tax treatment under the Income Tax Act (Canada) or other applicable tax laws.

Pension Plan Benefits

The Trust does not have a pension plan in place for the CEO or any other executive officers or directors.

Termination And Change of Control Benefits

Executive Employment Contracts.    Each NEO is a party to an executive employment contract with the same material terms (collectively, the “Employment Contract”). All Employment Contracts contain change of control provisions. “Change of control” in the Employment Contracts has the same meaning as in the Unit Incentive Plan and Bonus Rights Plan, but with additional parameters: for the purpose of the Employment Contracts, a “change of control” will also occur upon the entering into by PET of any agreement to merge or amalgamate with, be absorbed into or be acquired by a non-PET affiliated entity, or upon the sale to a non-arm’s length third party of more that 60 percent (60%) of those PET voting securities held by Clayton H. Riddell and associated entities. Notwithstanding the broader change of control provisions, the Board only has the discretion pursuant to the Employment Contract to accelerate the vesting provisions of unvested Incentive Rights in circumstances where (a) the acquisition by anyone (other than insiders of PET) of Trust Units which in the aggregate total more than 20 percent of the then issued and outstanding Trust Units, or (b) pursuant to an offer for the acquisition of Trust Units, the offeror has taken up and paid for, together with Trust Units already held, in the aggregate 20 percent or more of the then outstanding Trust Units.

The termination payment (“Termination Payment”) under the Employment Contract consists of annual base salary earned and vacation pay accrued and owing up to the date of termination, a termination allowance of 1.5 times then annual base salary and a benefits allowance of 0.2 times base salary. Required withholdings are deducted from all components of the Termination Payment.

The Termination Payment is paid, in all cases within 10 days of the termination date, upon the occurrence of the following events (“Termination Payment Events”): (a) if the NEO so elects within three months following a change of control; (b) if the NEO terminates his or her contract due to constructive dismissal within three months of such an event; and (c) if the NEO is terminated without cause. In exchange for the termination payment, the NEO must execute a release of liability, which includes confidentiality provisions respecting, amongst other things, the terms of the release.

The Employment Contract may also terminate upon mutual written agreement of the parties, or upon the executive providing two (2) months’ written notice. In those circumstances, and in circumstances where the NEO is terminated for just cause, the only payment owed to the NEO is annual base salary up to the termination date plus any outstanding vacation pay and approved expenses. Short and long term disability benefits cease as of the termination date.

NEOs are also bound by the Employment Contract to keep a broad range of information confidential for an indefinite period of time following termination. Further, the agreements provide that each NEO must not, for a period of twelve (12) months after the termination date, directly or indirectly solicit, induce, encourage or facilitate employees or consultants of the Administrator to leave the employment or consulting relationship of the Administrator. Waiver of a breach of any provisions of the Employment Contracts is not binding unless in writing; such a waiver is not a waiver of any other or subsequent breach.

In the event of a Termination Payment Event effective December 31, 2008, the total Termination Payment that would have been received by each NEO pursuant to the applicable Employment Contract is as follows:

	Termination Payments
Named Executive Officer	Termination Allowance ($)	Benefits Allowance ($)	Total ($)	Change of Control ($)
Susan L. Riddell Rose	582,750	77,700	660,450	660,450
Cameron R. Sebastian	399,263	53,235	452,498	452,498
Roderick P. Warters	399,263	53,235	452,498	452,498
Gary C. Jackson	375,638	50,085	425,823	425,823
Marcello M. Rapini	345,000	46,000	391,000	391,000

Director Compensation

Director Compensation Table

The following table set out all amounts of compensation provided to PET’s directors in 2008.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Karen Genoway	$41,772	Nil	Nil	Nil	Nil	Nil	$41,772
Randall Johnson	$46,228	Nil	Nil	Nil	Nil	Nil	$46,228
Robert Maitland	$41,956	Nil	Nil	Nil	Nil	Nil	$41,956
Donald Nelson	$51,500	Nil	Nil	Nil	Nil	Nil	$51,500
John Peltier	$45,044	Nil	Nil	Nil	Nil	Nil	$45,044
Clayton Riddell	$29,500	Nil	Nil	Nil	Nil	Nil	$29,500
Howard Ward	$43,500	Nil	Nil	Nil	Nil	Nil	$43,500

All directors, with the exception of Ms. Riddell Rose, receive annual compensation in the amount of $10,000 per annum. For each meeting attended (including regular Board meetings, special Board meetings and committee meetings), the directors received $1,500. The chair of the Audit Committee receives $10,000 per annum and the chair of every other committee receives $5,000 per annum. The Trust maintains ownership guidelines for directors as a way of aligning directors and Unitholder interests. Directors are expected to own Trust Units, the acquisition cost of which represents a minimum of five times annual base retainer. For new directors, a time period of up to five years is provided to accumulate the required ownership. As of December 31, 2008 each director was in compliance with this Trust Unit ownership guideline.

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets forth all Unit Incentive Rights and Bonus Rights awards outstanding for each director at December 31, 2008.

Option-based Awards (Unit Incentive Rights)					Share-based Awards (Bonus Rights)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Karen Genoway	3,750	4.39	Jun 10, 2009	2,475
	3,750	12.27	Jun 17, 2010	0
	3,750	14.67	Feb 14, 2011	0
	8,750	11.65	Dec 7, 2011	0	N/A	N/A
	3,750	10.07	Jun 8, 2012	0
	25,000	4.55	Dec 20, 2012	12,500
Randall Johnson	15,000	14.82	Jun 21, 2011	0
	20,000	11.65	Dec 7, 2011	0
	3,750	10.07	Jun 8, 2012	0	N/A	N/A
	25,000	4.55	Dec 20, 2012	12,500
Robert Maitland	25,000	6.55	Feb 14, 2013	0	N/A	N/A
Donald Nelson	3,750	4.39	Jun 10, 2009	2,475
	3,750	12.27	Jun 17, 2010	0
	3,750	14.67	Feb 14, 2011	0
	8,750	11.65	Dec 7, 2011	0	N/A	N/A
	3,750	10.07	Jun 8, 2012	0
	25,000	4.55	Dec 20, 2012	12,500
John Peltier	3,750	4.39	Jun 10, 2009	2,475
	3,750	12.27	Jun 17, 2010	0
	3,750	14.67	Feb 14, 2011	0
	8,750	11.65	Dec 7, 2011	0	N/A	N/A
	3,750	10.07	Jun 8, 2012	0
	25,000	4.55	Dec 20, 2012	12,500
Clayton Riddell	50,000	4.39	Jun 10, 2009	33,000
	50,000	12.27	Jun 17, 2010	0
	50,000	14.67	Feb 14, 2011	0	N/A	N/A
	100,000	11.65	Dec 7, 2011	0
	50,000	10.07	Jun 8, 2012	0
	50,000	4.55	Dec 20, 2012	25,000
Howard Ward	3,750	4.39	Jun 10, 2009	2,475
	3,750	12.27	Jun 17, 2010	0
	3,750	14.67	Feb 14, 2011	0	N/A	N/A
	8,750	11.65	Dec 7, 2011	0
	3,750	10.07	Jun 8, 2012	0
	25,000	4.55	Dec 20, 2012	12,500

1.	Calculated based on the difference between the market value of the Trust Units at December 31, 2008 ($5.05) and the exercise price.

The following table sets forth the value vested or earned during the year of all Unit Incentive Rights and Bonus Rights awards for each director.

Name	Option-based awards (Unit Incentive Rights) Value vested during the year ($)(1)	Share-based awards (Bonus Rights) Value vested during the year ($)(2)	Non-equity incentive plan compensation Value earned during the year ($)
Karen Genoway	16,275	N/A	Nil
Randall Johnson	Nil	N/A	Nil
Robert Maitland	Nil	N/A	Nil
Donald Nelson	16,275	N/A	Nil
John Peltier	16,275	N/A	Nil
Clayton Riddell	217,000	N/A	Nil
Howard Ward	16,275	N/A	Nil

1.	Calculated based on the difference between the market price of the Trust Units at exercise and the exercise price.
2.	Calculated based on the number of Bonus Rights multiplied by the market price of the Trust Units at exercise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights at December 31, 2008	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Unitholders	6,784,294 Trust Units	$10.87 per Trust Unit	1,261,028 Trust Units
Equity Compensation Plans Not Approved by Unitholders	Nil	N/A	Nil

Total	6,784,294 Trust Units	$10.87 per Trust Unit	1,261,028 Trust Units

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the directors and executive officers of the Administrator, as of the Record Date there is no indebtedness of any director, executive officer, employee or former executive officer of the Administrator or any of its subsidiaries or any associate of any such director, officer or proposed nominee to the Administrator or any subsidiary of the Administrator or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Administrator or any subsidiary of the Administrator.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Administrator, there were no material interests, direct or indirect, of any informed person of the Trust, any proposed director of the Administrator, or any associate or affiliate of any informed person or proposed director of the Administrator in any transaction during 2008 or in any proposed transaction which has materially affected or would materially affect PET or the Administrator other than as disclosed elsewhere in this Circular.

CORPORATE GOVERNANCE GUIDELINES

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The Toronto Stock Exchange also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for PET is that contained in Form 58-101F1 Corporate Governance Disclosure (“Form 58-101F1 Disclosure”).

The Board of Directors of the Administrator is responsible for the overall governance and stewardship of the Trust, and has put in place standards and benchmarks by which that responsibility can be measured. Set out below is a description of the Trust’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

Karen A. Genoway, Randall E. Johnson, Donald J. Nelson, John W. Peltier, Howard R. Ward and Robert A. Maitland are independent directors of PET.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Susan L. Riddell Rose is not independent as she is an executive officer of PET. Clayton H. Riddell is not independent as he is an immediate family member of Susan L. Riddell Rose, and he was the chief executive officer of PET until May 9, 2005.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors consists of eight (8) directors, six (6) of whom are independent, therefore 75% of PET’s directors are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Several of PET’s directors sit on the boards of other reporting issuers listed on the TSX; please refer to the table of directors under the heading “Instructions to Trustee as to fixing the number of and election directors of the Administrator, above.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without members of management and without non-independent directors at the end of every meeting of the Board of Directors and every meeting of any committee of the Board of Directors. The number of meetings held in 2008 is disclosed above under “MATTERS TO BE CONSIDERED AT THE MEETING” in the director information table.

The independent directors also meet several times a year with PET’s independent auditors and reserves evaluators. The non-independent directors and members of management are not present at these meetings.

The Corporate Governance Committee, Compensation Committee, Reserve Committee and Audit Committee are all made up of independent directors of PET. Their meetings provide another forum for open and candid discussion among PET’s independent directors.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is Mr. Clayton H. Riddell who is not an independent director. As mentioned above, the independent directors meet regularly in the absence of PET’s non-independent directors and management. Further, PET’s independent directors are empowered to retain independent experts.

Due to the large number of independent directors and their level of experience, PET’s independent directors each play an important leadership role on the Board and have sufficient influence on Board decisions. To date, a lead director or independent chair has been deemed to be unnecessary for PET.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year

The attendance record for each director at Board and committee meetings is disclosed above under “MATTERS TO BE CONSIDERED AT THE MEETING” in the director information table.

2.	Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

PET has a written mandate for its Board and for its Board committees. The Board, or a committee of the Board, reviews these mandates on an annual basis. PET’s directors have a corporate governance manual that is also reviewed on an annual basis. Revisions to these documents are made as required. PET’s board mandate is as follows:

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

The duties and responsibilities are also subject to the Trust Indenture, the POT Indenture, and the POT Royalty.

Directors, collectively and individually, are accountable to the Unitholders of PET.

The Board must ensure the long-term financial viability and operational efficiency of PET. To help meet these objectives the Board must establish, implement and monitor procedures, policies and processes. Specifically, the Board must:

•	select, appoint and evaluate the Administrator;

•	plan the succession of the Board;

•	ensure an appropriate, formal orientation program for new Directors;

•	assess the contribution of the Board, committees and all Directors annually; and,

•	ensure that the Administrator performs efficiently and in accordance with its mandate by reviewing and approving:

•	the strategic direction of the Trust, including the establishment of a strategic planning process and the monitoring of performance versus plans;

•	annual budgets as well as corporate objectives, including monitoring of performance and compliance;

•	the principal risks to the Trust and ensuring the implementation of systems to manage these risks;

•	the internal control systems and disclosure control systems and processes, as evidenced in the Management Responsibility For Internal Control Policy and the Disclosure Policy;

•	succession planning, including appointing, training and monitoring the performance of senior management; and,

•	the compensation of the senior management team.

PET’s trustee delegates certain administrative and governance functions to the Administrator.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

PET has developed a written position description for the Chairman of the Board. The position description is attached to the Circular as Appendix “C”. PET does not have a detailed position description for the chair of each committee. The Board charges each chair with overseeing each meeting and with ensuring that each committee discharges its duties in accordance with its committee mandate/charter. The charter for each Board committee is attached hereto as Appendix “E”.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

PET has a detailed position description for its CEO, which is attached to the Circular as Appendix “D”.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors and (ii) the nature and operation of the issuer’s business.

PET has an orientation program for its new directors. The orientation program is designed to build each director’s understanding of and identification with PET by providing an introduction to selected members of PET’s team, notably through an interview with the Chairman of the Board and PET’s management; providing an overview of PET’s Corporate Governance Directors’ Manual; providing an introduction to governance practices; clarifying the expectations of directors, noting that this process will have begun from the initial contact of the director by PET’s Corporate Governance Committee; exposing the directors to PET’s organizational structure; and acquainting directors with PET’s annual objectives and ongoing operations.

If a new director requests, an experienced director may be assigned to the director. The experienced director will coach and mentor the new director for the first three to six months of that person’s tenure. PET’s continuing directors may also participate in the orientation process annually if they wish.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

PET is committed to an active program of orientation, training and development for directors. PET provides educational information on relevant topics in the form of documents and formal presentations to the Board. PET’s directors make annual plant and site visits and participate in a full day strategic planning session each year. PET places an obligation on its directors to maintain their level of knowledge of the industry and their professional skills.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	Disclose how a person or company may obtain a copy of the code.

The Board has adopted a written Code of Business Conduct (the “Code”) for the directors, officers, employees and consultants of PET. Each director, officer, employee and consultant of PET is provided with a copy of the Code at the beginning of that person’s employment or tenure, and must complete a re-certification prior to the beginning of each calendar year. A copy of the Code is available for review on SEDAR at www.sedar.com or from PET’s website at www.paramountenergy.com.

(ii)	Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code.

Upon commencement of their employment or tenure, each director, officer, employee and consultant of PET is required to review the Code and certify in writing that that individual has read, understands, and is not in violation of the Code. This certification must also be used by a director, officer, employee or consultant to disclose any conflict of interest situation that arises during that individual’s employment or tenure. Directors of PET are required to provide this certification annually to the Chairman of the Board. The Code itself requires individuals to seek input from their supervisor, the CFO or the CEO if they have any questions about a specific situation they may be involved in or aware of that relates to business ethics. If necessary, the directors are also encouraged to seek clarification of the Code from PET’s Corporate Governance Committee.

(iii)	Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

PET has not filed any such material change reports.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment considering transactions and agreements in respect of which a director or executive officer has a material interest.

PET’s directors are required to immediately report any event that may give rise to a conflict of interest situation to the President and CEO of the Trust. Many examples of potential conflict situations are enumerated in the Code. Any potential conflict of interest must also be reported and documented at the next meeting of the Board of Directors. A director may not vote on any matter where a conflict of interest situation exists. If a conflict exists that cannot be effectively managed, the Board may require the director to resign from any specific position giving rise to the conflict of interest or alternatively, may require the director to resign from the Board.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

PET is committed to the highest standards of openness, honesty and accountability. To this end, in addition to the Code, PET has adopted an employee whistleblower program. This program provides an avenue for individuals to confidentially and anonymously report complaints and concerns regarding accounting, internal auditing controls or auditing matters without the fear of victimization, discrimination or disadvantage.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

PET’s Corporate Governance Committee, consisting entirely of independent directors, considers and recommends candidates to fill new positions on the Board created either by expansion or vacancies created by the resignation, retirement or removal of any of the Administrator’s directors.

The Corporate Governance Committee reviews candidates recommended by or to it. This review includes conducting inquiries into the backgrounds and qualifications of possible candidates. If the committee is satisfied that specific potential candidates would be suitable members of the Board, the committee recommends the director nominees for approval by the Board. The Corporate Governance Committee further establishes an “evergreen” list of potential director candidates containing information regarding skills and experience.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee; however, it is the responsibility of the Corporate Governance Committee to handle the nomination process. All of the directors on the Corporate Governance Committee are independent. This ensures, among other things, that the nomination process is objective.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.

The Board does not have a separate nominating committee.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has constituted a Compensation Committee to review and approve the aggregate amount of salaries for employees of PET and to ensure that the compensation is fair, equitable and in line with the rest of industry. The 2008 report of the Compensation Committee is found in this circular under “STATEMENT OF EXECUTIVE COMPENSATION”. The Compensation Committee also reviews and recommends the annual salary, incentive compensation and other benefits or perquisites of the officers of PET as well as the aggregate compensation of the employees of the Administrator. The Compensation Committee is also empowered to retain an outside consulting firm to evaluate the overall compensation arrangements for executives or to develop new plans. PET benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer Human Resource Consulting and PET’s peer group of trust companies.

On an annual basis, the Corporate Governance Committee performs a review of the compensation of the directors of a sample of other companies, and makes recommendations accordingly. That sample is weighted to the oil and gas trust sector.

The Compensation Committee makes recommendations to the Board to approve annual salaries, incentive compensation and other benefits. The Compensation Committee also makes recommendations for new or modified compensation plans if appropriate. The Trust does not have a retirement policy for its directors.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

PET’s Compensation Committee is composed of four independent directors, to ensure, amongst other things, that the compensation process is objective.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities, powers and operation of PET’s Compensation Committee are set out in the Compensation Committee charter, which is attached hereto as part of Appendix “E”.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

PET benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer Human Resource Consulting. Other than Mercer, PET has not formally retained a compensation consultant or advisor to date.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has an Audit Committee, a Corporate Governance Committee, a Reserves Committee, a Compensation Committee and an Environmental, Health and Safety Committee. The charters of each of these Committees are attached to the Circular as Appendix “E”.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board is assessed by each of the directors on an annual basis. Each director completes a formal questionnaire with respect to the overall effectiveness of the Board and of each individual director. The Corporate Counsel provides the results of the questionnaire to the Chairman and Corporate Governance Committee for their consideration.

ADDITIONAL INFORMATION

Additional information about PET, including consolidated financial information, which is provided in PET’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2008, can be found, along with all other publicly filed documents, on SEDAR at www.sedar.com.

For additional copies of this Circular or the financial statements and management’s discussion and analysis for the year ended December 31, 2008, please contact:

Paramount Energy Operating Corp.

3200, 605 – 5 Avenue SW

Calgary, Alberta T2P 3H5

Attention:	Mr. Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Telephone:	(403) 269-4400
Facsimile:	(403) 269-4444

Copies of documents may also be obtained at PET’s website at www.paramountenergy.com.

APPENDIX “A”

UNIT INCENTIVE PLAN

This document sets out the terms and conditions of the Unit Incentive Plan (the “Plan”) of Paramount Energy Trust (“PET”) adopted and approved by its unitholders (the “Unitholders”) on June 18, 2009.

For the purposes of the Plan, the term “Trading Day” shall mean any day on which the Units of the Fund have traded through the facilities of the Toronto Stock Exchange (the “TSX”).

1.	Purpose. The purpose of the Plan is to provide an effective long term incentive for the directors, officers, employees and direct and indirect service providers (collectively, the “Service Providers”) of PET and its subsidiaries and affiliates from time to time. For certainty, a Service Provider will be eligible to participate under the Plan notwithstanding services are being provided indirectly by such person through a management agreement or other arrangement with PET or its subsidiaries and affiliates. The Plan shall come into effect on June 18, 2009, subject to the approval of the TSX and any revisions or amendments thereof as may be required from time to time by the TSX.

2.	Trust Units Issuable. The aggregate maximum number of Trust Units issuable under the Plan together with any securities granted under any other security based compensation plan shall be a “rolling” maximum equal to 10 percent (10%) of the outstanding Trust Units at the date of grant. Any increase in the issued and outstanding Trust Units will result in an increase in the number of Trust Units available under the Plan and any exercises, cancellations, terminations or expirations of Incentive Rights will make new grants available under the Plan. The number of Trust Units reserved for issuance upon the exercise of Incentive Rights may be increased subject to the policies and approval of the TSX and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders.

3.	Administration. The Plan shall be administered by the board of directors of Paramount Energy Operating Corp. or a committee thereof (the “Administrator”) which shall from time to time, at its sole discretion, determine the Service Providers who shall participate under the Plan, the numbers of Incentive Rights to be granted to such Service Providers and the terms of vesting of such Incentive Rights, if any; provided that:

(a)	the aggregate number of Incentive Rights granted to any one Service Provider under this Plan together with any securities granted under any other securities based compensation plans of PET shall not exceed five percent (5%) of the issued and outstanding Trust Units of PET at the date of grant;

(b)	the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Plan together with any securities granted under any other securities based compensation plans of PET shall not exceed ten percent (10%) of the issued and outstanding Trust Units of PET at the date of grant; and

(c)	during any one-year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

4.	No Assignment. Incentive Rights granted under the Plan may not be transferred or assigned.

5.	Approvals. The Plan and certain amendments to the Plan are subject to the approvals of the TSX and the Unitholders and no Incentive Rights which have been granted prior to the receipt of such approvals may be exercised until such approvals have been received.

6.	Term. Subject to the restrictions on exercise set out in paragraphs 5 above and paragraphs 10 and 11 below, Incentive Rights granted under the Plan may be exercised during a period (the “Exercise Period”) not exceeding 10 years from the date upon which the Incentive Rights were granted (the “Grant Date”), subject to such terms of vesting as the Administrator may determine in accordance with the Plan. At the expiration of the Exercise Period (the “Expiry Date”), any Incentive Rights which have not been exercised shall expire and become null and void.

7.

Blackout Periods.    For the purpose of this paragraph 7 hereof, “Blackout Period” means the period during which the relevant Service Provider is prohibited from exercising an Incentive Right due to trading restrictions imposed by PET in accordance with its trading policies affecting trades by directors, officers and employees in the securities of PET. If the Expiry Date for an Incentive Right occurs during a Blackout Period applicable to the relevant Service Provider, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Service Provider, then the Expiry Date for that Incentive Right shall be the date that is the 10th business day after the expiry date of the Blackout Period (the “Blackout Expiry Date”). This paragraph applies to all Incentive Rights outstanding under this Plan.

8.	Grant Price. The grant price per Incentive Right granted hereunder (the “Grant Price”) shall be equal to the per Trust Unit closing price of the Trust Units traded through the facilities of the TSX on the Trading Day immediately preceding the Grant Date. In the event the Trust Units are not traded through the facilities of the TSX, the Grant Price shall be equal to the per Trust Unit closing price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date. In the event the Trust Units are not traded on any stock exchange, the Grant Price shall be equal to an amount determined by the Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Administrator indicating a valuation of the Trust Units.

9.	Exercise Price.

(a)	For purposes of this paragraph 9, the following terms are defined as set out below:

“Closing Price” means, for any Trading Day, the per Trust Unit of PET closing price of the Trust Units of PET traded through the facilities of the TSX on that Trading Day;

“Distribution Amount” means, for each full Distribution Period, the amount per Trust Unit of PET of a distribution announced by PET with respect to the Trust Units of PET, and for each period (a “Partial Distribution Period”) from a Grant Date that falls on a date other than an Initial Trading Day to the first Last Trading Day following such Grant Date, “Distribution Amount” means the portion of the Distribution Amount for the full Distribution Period in question that equals the number of days in the Partial Distribution Period divided by the number of days in the Distribution Period in question;

“Distribution Period” means the period of time from any Initial Trading Day to and including the immediately following Last Trading Day;

“Exercise Price” for an Incentive Right shall mean, at any given time, the price at which such Incentive Right may be exercised by the holder thereof at that time pursuant to the terms hereof which, on the date of grant of such Incentive Right, shall be equal to the Grant Price;

“Initial Trading Day” means the first Trading Day on which Trust Units of PET trade “ex-distribution” on the TSX with respect to a particular Distribution Amount;

“Last Trading Day” means the last Trading Day before which the Trust Units of PET trade “ex-distribution” on the TSX with respect to a particular Distribution Amount;

“Maximum Permitted Reduction” means the maximum reduction to the Exercise Price permitted in any particular Distribution Period, as defined in subparagraph 8(b) hereof;

“Minimum Return Amount” means, for any Distribution Period, a return of more than 0% on PET’s consolidated net fixed assets at the end of the immediately preceding calendar quarter, calculated on a per Trust Unit of PET basis;

“Unused Reduction Amount” means, for any Incentive Right:

(i)	for the Distribution Period (the “Second Distribution Period”) immediately following the Distribution Period in which that Incentive Right was issued (the “First Distribution Period”), the amount (if any) by which the aggregate reduction to the Exercise Price caused by subparagraphs 8(b) and (c) below in the First Distribution Period is less than the Distribution Amount in the First Distribution Period minus the Minimum Return Amount in the First Distribution Period;

(ii)	for each Distribution Period following the Second Distribution Period, the amount (if any) by which the aggregate reduction to the Exercise Price caused by subparagraphs 8(c) and (d) below for the immediately preceding Distribution Period is less than the Maximum Permitted Reduction for such immediately preceding Distribution Period;

(b)

the holders of Incentive Rights may exercise their Incentive Rights from time to time for the Exercise Price provided that notwithstanding anything contained herein, the Exercise Price shall never be less than $0.001 per Trust Unit and the holders of an Incentive Right may elect to have the Exercise Price equal the Grant Price;

(c)	on each Initial Trading Day, the Exercise Price (at that time) of each outstanding Incentive Right shall be reduced by the amount (if any) by which the Closing Price on the immediately preceding Last Trading Day exceeds the Closing Price on such Initial Trading Day, provided that such reduction shall not exceed an amount (such amount being the “Maximum Permitted Reduction”) calculated as follows:

(i)	the Distribution Amount respecting the particular Initial Trading Day, plus

(ii)	the Unused Reduction Amount (if any) for the Distribution Period that immediately precedes such Initial Trading Day, less

(iii)	the Minimum Return Amount for the Distribution Period in which such Initial Trading Day falls; and

(d)	on each Trading Day after an Initial Trading Day until the end of the Distribution Period in which such Initial Trading Day falls, the Exercise Price (at that time) of each outstanding Incentive Right shall be reduced by the amount (if any) by which the Closing Price on such Trading Day is less than the next lowest Closing Price that has occurred prior to that day during such Distribution Period, provided that the aggregate of the reductions to the Exercise Price during such Distribution Period shall not exceed the Maximum Permitted Reduction for such Distribution Period.

The Administrator may, by resolution, vary the 0% threshold referred to in the definition of “Minimum Return Amount” in this paragraph from time to time in accordance with the view of the Administrator of the economic environment in which PET operates.

10.	Ceasing To Be A Service Provider. Upon any holder of Incentive Rights ceasing to be a Service Provider for any reason whatsoever during the Exercise Period, other than the death of such holder, all Incentive Rights which have not vested at such date shall terminate and become null and void, and such holder of Incentive Rights shall have until the earlier of:

(a)	sixty (60) days from the date that such holder ceased to be a Service Provider; or

(b)	the end of the Exercise Period,

to exercise the vested Incentive Rights, at the Exercise Price in effect at the time the holder ceased being a Service Provider, and at the expiration of such time, all vested Incentive Rights which have not been exercised shall terminate and become null and void; provided, however, that upon the termination of an employee for cause, the Administrator may, in its sole discretion, determine that all vested Incentive Rights which have not been exercised shall immediately terminate and become null and void.

Incentive Rights shall not be affected by any change of the provision of services by a Service Provider so long as such Service Provider continues to be a Service Provider of PET or its subsidiaries and affiliates. For the purposes of the Plan, the date of termination of a Service Provider shall be the date on which notice is given in writing to such Service Provider by the Administrator of his termination or of the acceptance of his resignation. Such date shall not be effected by any notice period required at law or otherwise.

11.	Death of Service Provider. Upon the death of any individual holder of Incentive Rights during the Exercise Period, all Incentive Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Incentive Rights shall have until the earlier of:

(a)	six (6) months from the date of the death of such holder; or

(b)	the end of the Exercise Period,

to exercise the vested Incentive Rights, at the Exercise Price in effect at the time of death of the Service Provider, and at the expiration of such time, all vested Incentive Rights which have not been exercised shall terminate and become null and void.

12.

Method of Exercise.    Incentive Rights granted hereunder shall be exercisable by a holder by delivering written notice to the Administrator specifying the number of Incentive Rights being exercised and the Exercise Price, accompanied by payment in full of the Exercise Price for the number of Incentive Rights for which such exercise is made. The calculation of the Exercise Price shall be ratified and confirmed by the Chief Financial Officer of the Administrator. Upon receipt of such notice made in accordance with the terms and conditions of the Plan, PET shall cause to be issued and delivered to such holder a certificate representing the Trust Units for which such Incentive Rights have been exercised.

13.	Adjustments. In the event of any change, subdivision, consolidation or reclassification of the Units or in respect of the affairs of PET, or other relevant changes in the Units, including the conversion of PET to a corporation, or in the economic environment in which the Units are traded, the Administrator shall make such adjustments or changes as it sees fit to the number of Incentive Rights and to the number of Units available for purchase upon the exercise of an Incentive Right and to the Exercise Price and shall effect such other changes, amendments or adjustments to the Plan as may be required or desirable in light of such changes in the Units or its affairs, all with a view to maintaining the overall rights and benefits of the holders of Incentive Rights as nearly as may be practicable in the circumstances.

14.	Change of Control. At the sole discretion of the board of directors of Paramount Energy Operating Corp., vesting provisions of Incentive Rights, if any, may be accelerated and all unexercised Incentive Rights may be exercised upon the effective date of a change of control of PET or its subsidiaries and affiliates. For purposes of this agreement, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to PET or its subsidiaries and affiliates:

(a)	the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of PET or its subsidiaries and affiliates, of Trust Units which in the aggregate total 20% or more of the then outstanding issued Trust Units, as the case may be; or

(b)	an Offer, as defined in the Trust Indenture of PET dated June 28, 2002, as amended, is made for the acquisition of Trust Units and the Offeror, as defined in such Trust Indenture, has taken up and paid for Trust Units pursuant to the Offer such that the Offeror holds, together with Trust Units already held by the Offeror, in the aggregate 20% or more of the then outstanding Trust Units.

15.	Rights of Service Provider. The granting of Incentive Rights hereunder to any Service Provider shall not obligate such Service Provider to exercise such Incentive Rights or any portion thereof. The holding of Incentive Rights shall not entitle a holder to any rights as a Unitholder.

16.	Amendments. Notwithstanding section 5 of the Plan, the Administrator may amend the Plan and any issued Incentive Rights without approvals from the TSX or from Unitholders with respect to the following matters:

(a)	amendments of a housekeeping nature;

(b)	a change to the vesting provisions of a security or plan;

(c)	a change to the termination provisions of an Incentive Right granted pursuant to the Plan which does not entail an extension beyond the original expiry date of such Incentive Right; and

(d)	the amendment of provisions that would subject the holder of Incentive Rights to unfavourable tax treatment under the Income Tax Act (Canada) or other applicable tax laws.

APPENDIX “B”

BONUS RIGHTS PLAN

This document sets out the terms and conditions of the Bonus Rights Plan (the “Plan”) of Paramount Energy Trust (“PET”).

1.	Purpose. The purpose of the Plan is to provide a combination of short term and long term incentives for directors, officers, employees and direct and indirect service providers (collectively, “Service Providers”) of PET and its subsidiaries and affiliates from time to time as part of a Service Provider’s bonus compensation for services provided during the preceding calendar year (“Service Year”). At the discretion of the board of directors of Paramount Energy Operating Corp. or a committee of the board of directors (the “Administrator”), the Administrator may issue rights (“Bonus Rights”) to purchase PET trust units (“Trust Units”) at a price of $0.01 per Trust Unit (the “Exercise Price”) on a one for one basis. The number of Bonus Rights (whether exercisable hereunder or not) of a Service Provider will be increased on a dollar for dollar basis by the amount of any monthly distributions which would have accumulated to the Service Provider if the Bonus Rights were Trust Units enrolled in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan during the period held by the Service Provider up to and including the date of delivery of an exercise notice by a Service Provider with respect to such Bonus Rights. The Plan shall come into effect on June 18, 2009, subject to the approval of PET’s unitholders and the Toronto Stock Exchange (the “TSX”) and any revisions or amendments thereof as may be required from time to time by the TSX.

2.	Trust Units Issuable. The aggregate maximum number of Trust Units issuable under the Plan together with securities granted under any other security based compensation plan shall be a “rolling” maximum equal to 10 per cent (10%) of the outstanding Trust Units at the date of grant. Any increase in the issued and outstanding Trust Units will result in an increase in the number of Trust Units available under the Plan and any exercises of Bonus Rights will make new grants available under the Plan.

3.	Administration. The Plan will be administered by the Administrator which shall from time to time at its sole discretion determine the Service Providers who shall participate under the Plan, the numbers of Bonus Rights to be granted to such Service Providers and the terms of vesting of such Bonus Rights, if any, provided that:

(a)	the aggregate number of Bonus Rights granted to any one Service Provider under this Plan together with securities granted under any other securities based compensation plans of PET shall not exceed 5 per cent (5%) of the issued and outstanding Trust Units at the date of grant;

(b)	the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Plan together with securities granted under any other securities based compensation plans of PET shall not exceed ten per cent (10%) of the issued and outstanding Trust Units at the date of grant; and

(c)	during any one-year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

4.	No Assignment. Bonus Rights granted under the Plan may not be transferred or assigned.

5.	Approvals. The Plan and certain amendments to the Plan are subject to the approvals of the TSX and the Unitholders and no Bonus Rights which have been granted prior to the receipt of such approvals may be exercised until such approvals have been received.

6.	Term. Subject to the restrictions on exercise set out in paragraph 5 above and paragraphs 9 and 10 below, Bonus Rights granted under the Plan may be exercised during a period (the “Exercise Period”) not exceeding three (3) years from the date upon which the Bonus Rights were granted (the “Grant Date”). Bonus Rights will vest on the following schedule:

(a)	one third will vest on the Grant Date;

(b)	one third will vest on the first anniversary of the Grant Date; and

(c)	one third will vest on the second anniversary of the Grant Date.

At the expiration of the Exercise Period (the “Expiry Date”), any Bonus Rights which have not been exercised shall expire and become null and void.

7.

Blackout Periods.    For the purpose of this paragraph 7 hereof, “Blackout Period” means the period during which the relevant Service Provider is prohibited from exercising a Bonus Right due to trading restrictions imposed by PET in accordance with its trading policies affecting trades by directors, officers and employees in the securities of PET. If the Expiry Date for a Bonus Right occurs during a Blackout Period applicable to the relevant Service Provider, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Service Provider, then the Expiry Date for that Bonus Right shall be the date that is the 10th business day after the expiry date of the Blackout Period (the “Blackout Expiry Date”). This paragraph applies to all Bonus Rights outstanding under this Plan.

8.	Delivery. Trust Units or Cash Payments (defined below) delivered to a Service Provider pursuant to exercised Bonus Rights will be delivered to the Service Provider within 5 days of the exercise date and in any event no later than December 30 of the year that is three (3) years after the Service Year.

9.	Ceasing To Be A Service Provider. Upon any holder of Bonus Rights ceasing to be a Service Provider for any reason whatsoever during the Exercise Period, other than the death of such holder, all Bonus Rights which have not vested at such date shall terminate and become null and void, and such holder of Bonus Rights shall have until the earlier of

(a)	thirty (30) days from the date that such holder ceased to be a Service Provider or

(b)	the end of the Exercise Period

to exercise the vested Bonus Rights and at the expiration of such time, all vested Bonus Rights which have not been exercised shall terminate and become null and void; provided, however, that upon the termination of an employee for cause, the Administrator may, in its sole discretion, determine that all vested Bonus Rights which have not been exercised shall immediately terminate and become null and void.

For the purposes of the Plan, the date of termination of a Service Provider shall be the date on which notice is given in writing to such Service Provider by the Administrator of his termination or of the acceptance of his resignation. Such date shall not be effected by any notice period required at law or otherwise.

10.	Death of Service Provider. Upon the death of any individual holder of Bonus Rights during the Exercise Period, all Bonus Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Bonus Rights shall have until the earlier of:

(a)	six (6) months from the date of the death of such holder or

(b)	the end of the Exercise Period

to exercise the vested Bonus Rights, and at the expiration of such time, all vested Bonus Rights which have not been exercised shall terminate and become null and void.

11.	Method of Exercise. Bonus Rights granted under this Plan shall be exercisable by a holder by delivering written notice to the Administrator specifying the number of Bonus Rights being exercised accompanied by payment in full of the Exercise Price. Upon receipt of such notice made in accordance with the terms and conditions of the Plan, PET shall cause to be issued and delivered to such holder a certificate representing the Trust Units for which such Bonus Rights have been exercised.

12.	Cash Payment. At the sole discretion of the Administrator, Bonus Rights may be fully satisfied by payment to the Service Provider of cash (“Cash Payment”) equal to the value of the exercised Bonus Rights calculated as the number of exercised Bonus Rights multiplied by the weighted average trading price of Trust Units on the TSX for the five trading days immediately preceding the exercise date or a combination of Cash Payment and Trust Units.

13.	Adjustments. In the event of any change, subdivision, consolidation or reclassification of the Trust Units or in respect of the affairs of PET, or other relevant changes in the Trust Units, including the conversion of PET to a corporation, or in the economic environment in which the Trust Units are traded, the Administrator shall make such adjustments or changes as it sees fit to the number of Bonus Rights and to the number of Trust Units available for purchase upon the exercise of a Bonus Right and to the Exercise Price and shall effect such other changes, amendments or adjustments to the Plan as may be required or desirable in light of such changes in the Trust Units or its affairs, all with a view to maintaining the overall rights and benefits of the holders of Bonus Rights as nearly as may be practicable in the circumstances.

14.	Change of Control. At the sole discretion of the board of directors of Paramount Energy Operating Corp., vesting of Bonus Rights may be accelerated and all unexercised Bonus Rights may be exercised within the Exercise Period upon the effective date of a change of control of PET or its subsidiaries and affiliates. For purposes of this agreement, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to PET or its subsidiaries and affiliates:

(a)	the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of PET or its subsidiaries and affiliates, of Trust Units which in the aggregate total 20% or more of the then outstanding issued Trust Units, as the case may be or

(b)	an Offer, as defined in the Trust Indenture of PET dated June 28, 2002, as amended, is made for the acquisition of Trust Units and the Offeror, as defined in the Trust Indenture, has taken up and paid for Trust Units pursuant to the Offer such that the Offeror holds, together with Trust Units already held by the Offeror, in the aggregate 20% or more of the then outstanding Trust Units.

15.	Rights of Holder. The holding of Bonus Rights shall not, in and of themselves, entitle a holder to any voting rights as a Unitholder.

16.	Amendments. Notwithstanding paragraph 5 of the Plan, the Administrator may amend the Plan and any issued Bonus Rights without approvals from the TSX or from Unitholders with respect to the following matters:

(a)	amendments of a housekeeping nature,

(b)	a change to the vesting provisions of a security or plan,

(c)	a change to the termination provisions of a Bonus Right granted pursuant to the Plan which does not entail an extension beyond the original expiry date of such Bonus Right, and

(d)	the amendment of provisions that would subject the holder of Bonus Rights to unfavourable tax treatment under the Income Tax Act (Canada) or other applicable tax laws.

APPENDIX “C”

CHAIRMAN OF THE BOARD

Position Description

Chairman

The Chairman of the Board of Directors (Chairman) of Paramount Energy Trust (PET) (Board):

1.	provides leadership to enhance Board effectiveness and is explicitly accountable for ensuring that the Board carries out its responsibilities effectively including ensuring that:

•

the responsibilities of the Board, as outlined in PET’s Board mandate and committee mandates are well understood by both the Board and senior management and that the boundaries between Board and management responsibilities are clearly understood and respected;

•	the Board works as a cohesive team and provides the leadership essential to achieve this;

•	the resources available to the Board (in particular timely and relevant information, as will be emphasized below) are adequate to support its work;

•	a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;

2.	thinks, acts and votes independently from the Chief Executive Officer (CEO) and other members of management;

3.	ensures that relationships between the Board and management are conducted in a professional and constructive manner;

4.	serves as the “hub” of all Board activity and provides effective Board leadership, overseeing all aspects of its direction and administration and ensuring that PET’s Board is building a healthy corporate governance culture;

5.	ensures the Board’s discharge of its principal areas of responsibilities as articulated in the Board mandate;

6.	adopts procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, agenda setting, scheduling and management of meetings;

7.	schedules Board and committee meetings in consultation with committee chairs, the corporate secretary and the CEO;

8.	oversees the mandate, structure, membership and composition of committees and the work delegated to such committees;

9.	evaluates the CEO’s performance and meets with the Chairman of the Compensation Committee and the CEO to discuss the evaluation;

10.	chairs the directors’ annual strategic planning meeting;

11.	allots sufficient time during Board meetings for serious discussion of agenda items and relevant issues of importance to directors;

12.	encourages independent directors to ask questions and express viewpoints during Board meetings;

13.	deals effectively with dissent and works constructively towards achieving consensus and arriving at decisions;

14.	facilitates effective communication between independent directors and management, both inside and outside of Board meetings;

15.	has a very effective working relationship with the CEO;

16.	works with and assists the CEO in representing PET to its external stakeholders, such as unitholders, investors, strategic partners, creditors, customers, suppliers, the media, governments and the public generally;

17.	recommends to the Board the appointment of the corporate secretary;

18.	oversees the administration of the annual Board, committee and director assessments;

19.	participates in the orientation of new directors and continuing education of current directors;

20.	retains expert consultants on behalf of the Board when needed; and

21.	responds to potential conflict of interest situations.

APPENDIX “D”

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Position Description

Appointment

The President and Chief Executive Officer (CEO) of Paramount Energy Trust (PET or the Trust) must have such skills and abilities appropriate to the appointment as CEO as determined by PET’s Compensation Committee and the Board of Directors (Board).

The CEO will be put forward at each annual general meeting to be a duly elected member of the Board. The CEO is not an independent director of PET.

Responsibilities

The CEO is responsible to act honestly and in good faith with a view to the best interests of PET and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The CEO has the specific duties set out below and shall have such other powers and duties as the Board may delegate.

The CEO must:

1.	Provide leadership and vision for PET and promote PET’s goals of leadership in profitability and growth within an overarching commitment to sustainable development.

2.	Develop a strong organization with the right people in the right positions.

3.	Provide general supervision and management of the day-to-day affairs of PET.

4.	Develop a strategic and financial plan for review and approval by the Board and effectively implement the approved plan.

5.	Develop an annual capital and exploration budget for review and approval by the Board and effectively implement the approved budget.

6.	Develop senior management succession and development plans and report to the Board at least annually on such plans.

7.	Recommend candidates for appointment as officers of PET to the Board.

8.	Recommend appointments to senior management, monitor performance of senior management and provide feedback and training as appropriate.

9.	Communicate, in a timely fashion, with the Board on material matters affecting PET.

10.	Manage relationships with PET’s stakeholders.

11.	Ensure appropriate policies and procedures of PET are developed, maintained and disclosed.

12.	Provide appropriate certifications regarding PET and its activities as may be required from time to time.

The CEO presents annual targets to the Compensation Committee for approval which shall consist of personal and corporate goals. The CEO reviews annually with the Compensation Committee the CEO’s performance against such targets.

APPENDIX “E”

COMMITTEE CHARTERS

Audit Committee Charter

The Audit Committee is responsible for:

•	reviewing and, if appropriate, recommending to the Board the approval of the annual and interim financial statements, the associated MD&A and related financial disclosure;

•	annually reviewing the Audit Committee mandate and recommending any changes to the Corporate Governance Committee;

•	supplying for the purposes of this Manual, in consultation with Corporate Counsel, a list of the laws, rules and regulations that pertain to the operation of the Committee;

•	engaging external Auditors as approved by PET’s Unitholders;

•	pre-approving non-audit permitted services including the fees and other terms related to the non-audit permitted services;

•	communicating directly with the Auditors who will report directly to the Audit Committee;

•	reviewing programs and policies regarding the maintenance and effectiveness of disclosure controls and internal controls over the Trust’s accounting and financial reporting systems;

•	reviewing insurance coverage and Directors’ and Officers’ liability insurance; and,

•	liaising with the reserves committee (“Reserves Committee”) on matters relating to reserves valuations which impact the financial statements of PET.

Purpose

The Audit Committee’s purpose is to provide assistance to the Board in fulfilling its legal, regulatory and fiduciary obligations with respect to: financial accounting, internal control processes, continuous public disclosure, the independent audit function, non-audit services provided by Independent Auditors and such other related matters as may be delegated by the Board of Directors.

Composition, Procedures and Organization

1.	The Audit Committee will be comprised of three or more Directors as determined from time to time by resolution of the Board.

2.	Each member of the Audit Committee must be independent (defined on page 3-4) and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

3.	Consistent with the appointment of other Board committees, the members of the Audit Committee will be appointed by the Board at the first meeting of the Board following each AGM or at such other time as may be determined by the Board.

4.	The Committee will designate the Chairman of the Audit Committee by majority vote. The presence in person or by telephone of a majority of the Audit Committee’s members constitutes a quorum for any meeting.

5.	All actions of the Audit Committee will require a vote of the majority of its members present at a meeting of such committee at which a quorum is present.

6.	All members of the Audit Committee must be financially literate at the time of their appointment or have become financially literate within a reasonable period of time after such appointment. MI 52-110 sets out that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by PET’s financial statements.

7.	The Board shall designate at least one Audit Committee member as the financial expert, and the member so designated must have accounting or related financial management expertise, as such qualification may be determined in the business judgment of the Board in accordance with the requirements of applicable regulatory bodies.

Accountability and Reporting

The Audit Committee is accountable to the Board. The Audit Committee must provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting. If applicable, the Chairman will provide oral reports as requested.

All information reviewed and discussed by the Audit Committee at any meeting must be retained and made available for examination by the Board. The Audit Committee will review its mandate annually, and will forward to the Corporate Governance Committee any recommended alterations to that mandate.

Meetings

The Committee will meet with such frequency and at such intervals as it determines is necessary to carry out its duties and responsibilities.

The Audit Committee will meet to review the interim and year-end financial statements and MD&A; related financial public disclosure and regulatory filings including the Annual Information Form, Management Information Circular; other continuous disclosure documentation (“Continuous Disclosure Documents”) as described in MI 52-101 (which is incorporated herein by reference); the Auditor’s Report with respect to annual attestation of Internal Controls over Financial Reporting (“ICOFR”), and to report to the Board on same. In conjunction with the review of the year-end financial statements and MD&A, the Audit Committee will consider the annual independent evaluation of the oil and gas reserves of PET. In addition to these scheduled quarterly meetings as contained in “Planning Documents For Board and Committees” (Section 4 of the Manual), the Audit Committee may meet on other occasions with the Auditors in order to be advised of current practices in the industry and to discuss and review other matters including the annual work plans, processes and procedures. The Audit Committee must meet at least quarterly with the Auditors in the absence of PET’s Officers and employees to discuss any matters that the Committee or a committee member believes should be discussed privately.

The Chairman of the Audit Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

The Audit Committee must:

•	review and approve the Audit Committee Mandate annually;

•	review and recommend to the Board the appointment, termination and retention of, and the compensation to be paid to, the Auditors;

•	evaluate the performance of the Auditors;

•	review and consider the Auditors’ integrated audit plan and annual engagement letter including the proposed fees and the proposed work plan;

•	consider and make recommendations to the Board or otherwise pre-approve, all non-audit services provided by the Auditors to PET or its subsidiaries;

•	oversee the work and the performance of the Auditors, review the independence of the Auditors and report to the Board on these matters;

•

review the annual and quarterly financial statements, MD&A and financial press releases, Annual Information Form, Management Information Circular and other related Continuous Disclosure Documents as appropriate, prior to their public disclosure;

•	oversee management’s establishment and maintenance of ICOFR to provide reasonable assurance with regard to reliability of financial reporting;

•	review the Auditors’ report on the annual audited financial statements and related assessment of ICOFR and the Auditor’s review letters on interim financial statements;

•	provide oral or written reports to the Board when necessary;

•	resolve disagreements between management and the Auditors regarding financial reporting;

•

receive periodic certificates and reports from management with respect to compliance with financial, regulatory, taxation and continuous disclosure requirements, and satisfy itself (a) that adequate procedures are in place to ensure timely and full public disclosure of Continuous Disclosure Documents; and, (b) that a system of internal controls over financial reporting has been implemented and is being maintained, in accordance with both the Disclosure Policy and the Management Responsibility For Internal Control Policy; and additionally, must consider whether any identified deficiencies in internal controls are significant or are material weaknesses;

•

meet with the Auditors, without management being present, at each time the interim and financial statements are being considered, to ensure that no management restrictions have been placed on the scope of the Auditors’ work and to discuss the working relationship between the Auditors and management and other matters that the Audit Committee or the Auditors may wish to raise;

•	review and monitor the implementation and adequacy of disclosure policies;

•	review insurance coverage including Directors’ and Officers’ liability insurance;

•

be notified in writing within three business days of any embezzlement, litigation or regulatory investigation which, in the opinion of the Trust’s management, is objectively significant. Confirmation of receipt of such notification by each member of the Audit Committee will additionally be required. Any embezzlement, litigation or regulatory investigation not reported as outlined above will be reported quarterly to the Board of Directors at the March, May, August, and November meetings immediately following the discovery of such occurrence;

•	review and monitor the implementation and adequacy of hedging policies and controls, with reference to the Trust’s Hedging and Risk Management Policy, which is attached to this Manual in Section 7;

•	review compliance with applicable laws, regulations and policies;

•	be advised of and review the results of any internal audits of PET and report on same to the Board;

•	establish procedures for:

(a)	the receipt, retention and treatment of complaints received by PET regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters; (together with (a), a “Whistleblower Process”)

•	ensure that PET management regularly advises employees of the existence of a Whistleblower Process;

•	receive regular reports respecting complaints made under the Whistleblower Process;

•

inform the Auditors of whether the Audit Committee has knowledge of any actual, suspected or alleged fraud affecting PET, including complaints regarding financial reporting and confidential submissions by employees;

•	review and validate PET management’s annual review of fraud risk assessment;

•	review and approve PET’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditor of the issuer; and

•	monitor the selection and application of proper accounting principles and practices and to review the status of all relevant financial and related fiduciary aspects of PET.

RESERVES COMMITTEE CHARTER

The Reserves Committee is responsible for:

•

reviewing and recommending to the Board the approval of annual and periodic reserves evaluations, the related disclosure to the public and regulatory authorities and the engagement of the PET’s Reserves Evaluator;

•	annually reviewing the Reserves Committee mandate and recommending any changes to the Corporate Governance Committee;

•	supplying for the purposes of this Manual, in consultation with Corporate Counsel, a list of the laws, rules and regulations that pertain to the operation of the Committee;

•	communicating directly with the Reserves Evaluator;

•

reviewing programs and policies regarding the effectiveness of internal control over the Trust’s in-house staff, estimated future net revenues, future development costs and timing, remaining tax pools and price and cost estimates used; and,

•	liaising with the Audit Committee on matters relating to reserve valuations which impact the financial statements.

Purpose

The Reserves Committee’s purpose is to provide assistance to the Board with respect to PET’s:

•	selection and remuneration of the Reserves Evaluator;

•	establishment of processes and procedures to ensure flow of relevant information to the Reserves Evaluator;

•	review of the annual and periodic independent engineering reports;

•	compliance with regulatory requirements;

•	disclosure of reserves information;

•	review of the externally disclosed oil and gas reserves data of PET; and

•	review of the reserves data of the Reserves Evaluator charged with evaluating the PET’s reserves.

Composition, Procedures and Organization

1.	The Reserves Committee will be comprised of three or more directors as determined from time to time by resolution of the Board.

2.	Each member of the Reserves Committee must be independent (defined on page 3-4) and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Reserves Committee.

3.	Consistent with the appointment of other Board committees, the members of the Reserves Committee will be appointed by the Board at the first meeting of the Board following each AGM or at such other time as may be determined by the Board.

4.	The Committee will designate the Chairman of the Reserves Committee by majority vote. The presence in person or by telephone of a majority of the Reserves Committee’s members constitutes a quorum for any meeting.

5.	All actions of the Reserves Committee will require a vote of the majority of its members present at a meeting of such committee at which a quorum is present.

6.	All members of the Reserves Committee must be familiar with oil and gas evaluation procedures and processes at the time of their appointment or become so within a reasonable period of time following such appointment. The competence of the members of the Reserves Committee in this regard will be determined by the Board in the exercise of its business judgment.

7.	At least one member of the Reserves Committee must have expertise in oil and gas evaluation processes and procedures as such qualification may be determined in the business judgment of the Board.

Accountability and Reporting

The Reserves Committee is accountable to the Board. The Reserves Committee must provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting. If applicable, the Chairman will provide oral reports as requested.

All information reviewed and discussed by the Reserves Committee at any meeting must be retained and made available for examination by the Board. The Reserves Committee will review its mandate annually, and will forward to the Corporate Governance Committee any recommended alterations to that mandate.

Meetings

The committee will meet with such frequency and at such intervals as it determines necessary to carry out its duties and responsibilities.

Generally the Reserves Committee will meet at least three times annually, once prior to the selection of the Reserves Evaluator, once after the report is in final draft form and once prior to public release of the annual reserve estimates. The Committee may choose or be directed by the Board to meet more frequently as circumstances warrant.

The Chairman of the Reserves Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Reserves Responsibilities

The Reserves Committee must:

•

annually review with management of PET the selection or retention, as the case may be, of a recognized Reserves Evaluator that is qualified to prepare an evaluation of the oil and gas reserves of PET in a manner consistent with industry and regulatory standards and requirements and, in the case of any proposed change in the Reserves Evaluator, to determine the reasons for the proposal and whether there have been any disputes between the Reserves Evaluator and management of the Administrator:

•	annually review and approve the expected fees of the Reserves Evaluator;

•	receive the annual independent evaluation of the oil and gas reserves of PET and review the scope of work, the reserve estimates and any material changes to PET’s reserves;

•

consider and review the input of management into the independent evaluation, the processes for providing information and the key assumptions used therein and review PET’s procedures relating to disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”);

•	annually review the procedures for providing information to the Reserves Evaluator;

•	meet with representatives of the Reserves Evaluator, to consider and review the overall preparation of the evaluation including:

•	the independence of the Reserves Evaluator;

•	the scope of the engagement;

•	details of arrangements, if any, between PET and the Reserves Evaluator;

•	sources of information used in preparing the evaluation;

•	access to information;

•	production estimates;

•	price forecasts;

•	sales contracts;

•	operating and capital cost estimates;

•	ownership interests;

•	royalty burdens;

•	reconciliation of reserve additions and revisions;

•	results of field inspections, if any; and

•	matters that would have an effect on the quantity of reserves, production profile or estimated cash flow from the oil and gas assets;

•

review compliance with applicable regulations and policies, including NI 51-101, and, in particular, before filing the reserves data and the report of the Reserves Evaluator referred to in Section 2.1 of NI 51-101, meet with management and the Reserves Evaluator to (i) determine whether any restrictions affect the ability of the Reserves Evaluator to report on the reserves data without reservation; (ii) review the reserves data and the report of the Reserves Evaluator; and (iii) review and approve the content and filing of Forms 51-101F1 Statement of Reserves Data and other Oil and Gas Information and 51-101F3 Report of Management and Directors on Oil and Gas Disclosure and the filing of Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor;

•	review and ensure compliance with the Sarbanes-Oxley Reserves Process that PET has established to describe the controls related to the management of reserves;

•	review of the annual and periodic independent engineering reports;

•	review of the externally disclosed oil and gas reserves data of PET; and present reports to the Board for consideration where necessary.

CORPORATE GOVERNANCE COMMITTEE CHARTER

The Corporate Governance Committee is responsible for:

•	reviewing and recommending to the Board the approval of all aspects of corporate governance;

•	annually reviewing its own mandate and, following review by each Board committee of its own mandate, the mandates of the Board’s committees;

•	supplying for the purposes of this Manual, in consultation with Corporate Counsel, a list of the laws, rules and regulations that pertain to the operation of the Committee;

•	recommending changes to the size and composition of the Board and its committees;

•	reviewing succession planning;

•	overseeing the effectiveness of management and management’s interaction with and responsiveness to the Board;

•	conducting an annual survey to ensure that Directors’ compensation is consistent with industry standards;

•	accepting proposed changes to this Manual from PET management and revising as appropriate;

•	conducting an annual survey of Directors to evaluate the effectiveness of the Board’s governance; and,

•	overseeing the implementation of good corporate governance practices.

Purpose

The Corporate Governance Committee’s purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

•	PET’s corporate process and structure used to direct and manage the business and affairs of PET;

•	the division of power and establish mechanisms for achieving accountability among Unitholders, the Board and management of PET; and,

•	such other related matters as may be delegated by the Board.

Composition, Procedures and Organization

1.	The Corporate Governance Committee will be comprised of three or more Directors as determined from time to time by resolution of the Board.

2.	Each member of the Corporate Governance Committee must be independent (defined on page 3-4) and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Corporate Governance Committee.

3.	Consistent with the appointment of other Board committees, the members of the Corporate Governance Committee will be appointed by the Board at the first meeting of the Board following each AGM or at such of the time as may be determined by the Board.

4.	The Committee will designate the Chairman of the Corporate Governance Committee by majority vote. The presence in person or by telephone of a majority of the Corporate Governance Committee’s members constitutes a quorum for any meeting.

5.	All actions of the Corporate Governance Committee will require a vote of the majority of its members present at a meeting of such Committee at which a quorum is present.

6.	All members of the Corporate Governance Committee must be familiar with any corporate governance guidelines established by the Canadian Security Administrators and relevant individual securities regulatory authorities at the time of their appointment or become so within a reasonable period of time following such appointment. The competence of the members of the Corporate Governance Committee in this regard will be determined by the Board in the exercise of its business judgment.

Accountability and Reporting

The Corporate Governance Committee is accountable to the Board. The Committee must provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting. If applicable, the Chairman will provide oral reports as requested.

All information reviewed and discussed by the Corporate Governance Committee at any meeting must be retained and made available for examination by the Board. The Corporate Governance Committee will review its mandate annually. The Corporate Governance Committee will also review the mandate and responsibilities of the Audit Committee annually.

Meetings

The Corporate Governance Committee will meet at least twice annually or otherwise as may be directed by the Board or as circumstances warrant.

The Chairman of the Corporate Governance Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

The Corporate Governance Committee is responsible for proposing to the full Board new nominees to the Board and for assessing Directors on an ongoing basis. Further, the Corporate Governance Committee is responsible for PET’s response to, and implementation of, the guidelines of the Canadian Securities Administrators and relevant individual securities regulatory authorities (refer to Section 5) relating to corporate governance, as amended from time to time. The specific functions of the Corporate Governance Committee in carrying out these areas of responsibility are set out below.

Nomination and Assessment of Directors

The Corporate Governance Committee must:

•	consider and recommend candidates to fill new positions on the Board created by either expansion or vacancies that occur by resignation, retirement or for any other reason;

•	review Board candidates recommended by or to it;

•	conduct inquiries into the backgrounds and qualifications of potential candidates;

•	maintain an “evergreen” list of potential director candidates;

•	recommend the suitable director nominees for approval by the Board and the Unitholders;

•	consider questions of possible conflicts of interest of Directors;

•	recommend members and chairs of committees;

•	establish and implement a Director Orientation Program; and,

•	review director compensation in comparison with other peer income trusts on an annual basis.

Corporate Governance

The Corporate Governance Committee must:

•	consider and review PET’s corporate governance principles and processes and compare the same to the guidelines referred to in Section 5;

•	propose changes to the Board necessary to respond to the guidelines;

•	distribute minutes of Corporate Governance Committee meetings to independent Directors;

•	ensure that the Board Assessment and Evaluation Questionnaire is distributed to Directors in October of each year, for collection prior to year-end

•

review PET’s disclosure of its corporate governance program and compliance with the guidelines in the management proxy circular for each AGM; and ensure appropriate structures and procedures are in place to ensure that the Board can function independently of management including the monitoring and administering the Board’s relationship to management.

COMPENSATION COMMITTEE CHARTER

The Compensation Committee is responsible for:

•	ensuring that compensation policies are fair, equitable, and competitive with the rest of the industry;

•	annually reviewing the Compensation Committee mandate and recommending any changes to the Corporate Governance Committee;

•	supplying for the purposes of this Manual, in consultation with Corporate Counsel, a list of the laws, rules and regulations that pertain to the operation of the Committee;

•	ensuring the incentive mechanism of remuneration is well aligned with the interests of the Unitholders; and,

•	reviewing existing management resources to ensure that they are adequate.

Purpose

The Compensation Committee’s purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

•	matters involving compensation and incentives provided to all employees of PET;

•	policies of PET concerning employee benefits and human resources issues; and

•	such other related matters as may be delegated by the Board.

Composition, Procedures and Organization

1.	The Compensation Committee shall be comprised of three or more Directors as determined from time to time by resolution of the Board.

2.	Each member of the Compensation Committee must be independent (defined on page 3-4) and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Compensation Committee.

3.	Consistent with the appointment of other Board committees, the members of this committee will be appointed by the Board at the first meeting of the Board following each AGM or at such of the time as may be determined by the Board.

4.	The Committee will designate the Chairman of the Compensation Committee by majority vote. The presence in person or by telephone of a majority of the committee’s members constitutes a quorum for any meeting.

5.	All actions of the Compensation Committee will require a vote of the majority of its members present at a meeting of such Committee at which a quorum is present.

6.	The competence of the members of the Compensation Committee in this regard will be determined by the Board in the exercise of its business judgment.

Accountability and Reporting

The Compensation Committee is accountable to the Board. The Compensation Committee must provide the Board with a summary of all meetings and of its recommendations, together with a copy of the minutes of each such meeting. If applicable, the Chairman will provide oral reports as requested.

All information reviewed and discussed by the Compensation Committee at any meeting shall be retained and made available for examination by the Board. The Compensation Committee will review its mandate annually, and will forward to the Corporate Governance Committee any recommended alterations to that mandate.

Meetings

The Compensation Committee will meet at least twice annually or otherwise as may be directed by the Board or as circumstances warrant.

The Chairman of the Compensation Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

The Compensation Committee must:

•	review and recommend the aggregate amount of salaries for the employees of PET and to ensure the compensation is fair, equitable, and in line with the rest of the industry;

•	review and recommend the annual salary, incentive compensation and other benefits or perquisites, direct or indirect, of the Officers of PET;

•	review and recommend the policies of PET concerning employee benefits and perquisites and periodically review their application;

•	review and recommend incentive compensation for employees of PET;

•	review with the CEO the performance, development of management of PET; and

•	ensure compliance with management compensation disclosure rules in the annual proxy circular.

The Compensation Committee may request such officers of PET as it may see fit to attend its meeting and to assist in the discussion and consideration of such matters as the committee may determine.

The Compensation Committee may retain, on a periodic basis, an outside consulting firm to evaluate the overall compensation arrangements for executives or to develop new incentive plans.

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE CHARTER

The Environmental, Health and Safety Committee is responsible for:

•	reviewing environmental, health and safety regulations;

•	annually reviewing the Environmental, Health and Safety Committee mandate and recommending any changes to the Corporate Governance Committee;

•	supplying for the purposes of this Manual, in consultation with Corporate Counsel, a list of the laws, rules and regulations that pertain to the operation of the Committee;

•	reviewing and approving internal environment and safety policies and emergency response plans; and,

•	reviewing environmental, health and safety risks and ensuring proper management of those risks.

Purpose

In fulfilling its legal and fiduciary obligations, the Environmental, Health & Safety Committee’s overall purpose is to ensure that the Trust’s policies and procedures meet the obligations of the Board of Directors to achieve regulatory compliance and meet acceptable industry standards with respect to health, safety and environmental matters. This includes review and monitoring on behalf of the Board of Directors matters involving:

•	environmental policies and obligations which might arise as a result of the business and operations of the Trust; and

•	the policies and activities of the Corporation as they relate to health, safety and occupational work standards in the workplace in which the Trust carries on business.

Composition, Procedures and Organization

1.	The Environmental, Health & Safety Committee of the Board of Directors of the Trust shall be comprised of at least four members of the Board as determined from time to time by resolution of the Board. The Board believes that one member of the committee should be a related director, for their industry knowledge, familiarity with the organization benefits, and the review and decision processes of the committee. As well, the Board believes that because the other three members, including the Chairperson of the committee, are unrelated, the independence of the committee is not compromised.

2.	Consistent with the appointment of other Board Committees, the members of this committee shall be elected by the Board at the first meeting of the Board following each annual meeting of the Unitholders of the Trust or at such other time as may be determined by the Board.

3.	The Board shall designate the Chairperson of the Environmental, Health & Safety Committee and if the Board does not do so the members of the Environmental, Health & Safety Committee, by majority vote, may designate a Chairperson.

4.	The presence in person or by telephone of a majority of the Environmental, Health & Safety Committee’s members shall constitute a quorum for any meeting.

5.	All actions of the Environmental, Health & Safety Committee will require a vote of the majority of its members present at a meeting of such Committee, at which a quorum is present.

6.	All members of the Environmental, Health & Safety Committee shall be familiar with the environmental, health and safety requirements within the oil and gas industry at the time of their appointment or shall become so within a reasonable period of time following such appointment.

7.	The competence of the members of the Environmental, Health & Safety Committee in this regard will be determined by the Board in the exercise of its business judgment.

8.

The Environmental, Health and Safety Committee shall have access to such officers and employees of the Administrator and to such information respecting the Administrator, and may engage independent environmental, health and safety consultants and advisors at the expense of the Administrator, all as it considers to be necessary or advisable in order to perform its duties and responsibilities. The Environmental,

Health and Safety Committee will notify the President and Chief Executive Officer as well as Gord Ferguson, the Corporate Compliance Consultant whenever independent consultants are engaged.

9.	The Environmental, Health and Safety Committee may consider meeting “in camera”, without management; after any committee meeting.

Accountability and Reporting

1.	The Environmental, Health & Safety Committee is accountable to the Board of Directors of the Trust.

2.	The Environmental, Health & Safety Committee shall provide the Board with a summary of all meetings and of its recommendations, together with a copy of the minutes of each such meeting, and the Chairperson will provide oral reports upon request.

3.	All information reviewed and discussed by the Environmental, Health & Safety Committee at any meeting shall be retained and made available for examination by the Board.

4.	The Environmental, Health & Safety Committee will review its mandate annually, and will forward to the Corporate Governance Committee any recommended alterations to that mandate.

Meetings

The Environmental, Health & Safety Committee shall meet at least semi-annually or otherwise as may be directed by the Board of Directors or as circumstances warrant. Whenever possible, one of the meetings shall coincide with an annual field visit at which time all members of the Board will be invited.

Members of the Environmental, Health & Safety Committee and attending officers of the Trust shall designate a recording secretary for the purposes of recording the minutes of each meeting. A draft of such minutes will be distributed to attendees for review and the finalized minutes will be signed by the Committee Chairperson.

Responsibilities

1.	to be informed regarding the nature of environmental, health and safety obligations which might arise as part of the business and operations of the Trust (this would include the identification and assessment of potential risks and problems and of environmentally and safety sensitive incidents);

2.	to be informed regarding the health, safety, loss prevention, waste handling and environmental management regulations and standards of the industry in which the Trust operates;

3.	to ensure the establishment by the Trust of systems and processes to carry out training in health and safety, loss prevention, environmental requirements, and effective communication amongst the parties involved;

4.	to ensure compliance with applicable industry standards and regulations as they exist from time to time;

5.	to ensure adequate emergency response plans for regulatory compliance and environmental protection are in place;

6.	to receive periodic reports from the appropriate operating officers of the Trust regarding health, safety, loss prevention, environmental training and compliance;

7.	to be advised of any matters of failure to comply with health, safety and environmental policies where there may be a significant environmental impact or risk to public health or safety, regulations or standards and to consider and approve remedial action;

8.	to consider, review and approve annual environmental, health, and safety budgets and report on same to the Board as a whole;

9.	to review and report to the Board on the sufficiency of resources available for carrying out the actions and activities necessary to ensure the Trust’s environmental, health and safety objectives can be met; and,

10.	to ensure the Trust’s Asset Retirement obligation (ARO) liability is assessed and presented with reasonable skill, care and diligence in order to be presented in conformance with the requirements of item 6.4 of the Alberta Securities Commission (ASC), National Instrument 51-101, and “Form 51-101 F-1 Statement of Reserves Data and other Oil and Gas Information”, recognizing certain inherent limitations.

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